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                            Constitution of Telecom
                          Corporation of New Zealand
                                    Limited

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                             [LOGO]  Chapman Tripp
                      Barristers & Solicitors NEW ZEALAND
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                            Constitution of Telecom
                          Corporation of New Zealand
                                    Limited
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
PART A: INTRODUCTION.........................................................  1

INTERPRETATION...............................................................  1
1   Defined terms............................................................  1
2   Construction.............................................................  2
3   Confirmation in office...................................................  3

THE RELATIONSHIP BETWEEN THIS CONSTITUTION AND THE ACT.......................  3
4   Effect of the Act on this constitution...................................  3
5   Effect of this constitution..............................................  3

THE RELATIONSHIP BETWEEN THIS CONSTITUTION AND THE RULES.....................  3
6   Company must comply with Rules while listed..............................  3
7   Effect of Exchange's rulings.............................................  3
8   Failure to comply with Rules has limited effect in some cases............  3

ALTERATION OR REVOCATION OF THIS CONSTITUTION................................  4
9   Shareholders may alter or revoke this constitution.......................  4

PART B: SHARES AND SHAREHOLDERS..............................................  4

THE COMPANY'S SHARES AND THE KIWI SHARE......................................  4
10  Company's shares.........................................................  4
11  Kiwi Share...............................................................  4

ISSUE OF NEW EQUITY SECURITIES...............................................  4
12  Board may issue equity securities........................................  4
13  Board need not comply with statutory pre-emptive rights..................  4
14  Issues of new equity securities are restricted...........................  5
15  Resolution not required if terms allow new issue.........................  5
16  Board may issue new equity securities on pro rata basis..................  5
17  Board may issue new equity securities within 10% limit...................  6
18  Board may issue new equity securities to employees.......................  7
19  Board may issue new equity securities in other cases.....................  8
20  Entitlements to third party securities treated as issue of equity securities...............................................................  9

SHARE REGISTER...............................................................  9
21  Company must maintain a share register...................................  9
22  Share register may be divided............................................  9
23  Share register kept by means of computer or other electronic system...... 10
24  Share register is conclusive............................................. 10
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
25  Trusts not to be entered on share register............................... 10
26  Optionholders' register.................................................. 11

TRANSFER OF EQUITY SECURITIES................................................ 11
27  Methods of transfer...................................................... 11
28  Equity securities transferred by entry on register....................... 11
29  Board may refuse or delay a transfer..................................... 11
30  The Board may require forfeiture of securities........................... 12
31  Registration not to affect other powers.................................. 12
32  Restricted transfers must comply with Second Schedule.................... 12
33  Company may exercise enforcement provisions if non-compliance occurs..... 12
34  Compulsory transfer of shares............................................ 12
35  Sale of minimum holdings................................................. 13
36  Transfer of options...................................................... 13

SHARE CERTIFICATES........................................................... 13
37  Replacement share certificates........................................... 13
38  Board may recall or cancel share certificates............................ 13

CALLS, FORFEITURE AND LIENS.................................................. 13
39  Board may make calls..................................................... 13
40  Forfeiture of securities where calls or other amounts unpaid............. 14
41  Company's lien........................................................... 14

ACQUISITION OF OWN SHARES, REDEMPTIONS AND FINANCIAL ASSISTANCE.............. 14
42  Company may acquire and hold its own equity securities................... 14
43  Acquisitions of Company's equity securities are restricted............... 14
44  Company must give prior notice........................................... 15
45  Company may redeem equity securities..................................... 16
46  Redemptions are restricted............................................... 16
47  Financial assistance is restricted....................................... 17
48  Ability to give financial assistance is restricted....................... 17
49  Shareholder approval required for certain transactions................... 18

SHAREHOLDER RIGHTS........................................................... 18
50  Share confers rights on shareholder...................................... 18
51  Voting restrictions under Rules.......................................... 19
52  Board to ascertain disqualified holders.................................. 19
53  Deadline for challenge................................................... 19
54  Statement of rights to be given to shareholders.......................... 20
55  Company must obtain approval before altering quoted equity security holders' rights.......................................................... 20
56  Non compliance in certain circumstances.................................. 21

DISTRIBUTIONS................................................................ 21
57  Board may authorise distributions........................................ 21
58  Board's power to authorise dividend is restricted........................ 21
59  Shareholder may waive dividend........................................... 22
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
60  No interest on distributions............................................. 22
61  Board may deduct from distribution amounts owed to Company or as required by law.......................................................... 22
62  Unclaimed dividends or other distributions............................... 22

MEETINGS OF SHAREHOLDERS..................................................... 23
63  Company must hold annual meeting of shareholders......................... 23
64  Company may hold special meetings of shareholders........................ 23
65  Proceedings at meetings of shareholders and interest groups.............. 23

PART C:  DIRECTORS........................................................... 24

APPOINTMENT AND REMOVAL...................................................... 24
66  Number and residence of directors is restricted.......................... 24
67  Half of Board to be New Zealand citizens................................. 24
68  Fewer than 5 directors may act for limited purposes...................... 24
69  Appointment of directors by security holders............................. 24
70  Nominations to follow procedures......................................... 25
71  Appointment of directors to be voted on individually..................... 25
72  Removal of directors..................................................... 26
73  Rotation of directors.................................................... 26
74  Board may fill casual vacancy on the Board............................... 27
75  Age limit for appointment of directors................................... 27

CHAIRPERSON.................................................................. 28
76  Directors to elect chairperson of the Board.............................. 28

VACATION OF OFFICE........................................................... 28
77  Office of director vacated in certain cases.............................. 28
78  Directors' resignation procedure......................................... 28

MANAGEMENT OF THE COMPANY.................................................... 28
79  Board to manage Company.................................................. 28
80  Board has powers necessary to manage Company............................. 29
81  Special resolutions necessary for major transactions..................... 29
82  Ordinary resolutions necessary for material transactions with related parties.................................................................. 29
83  Exceptions for certain material transactions............................. 29
84  Ordinary resolutions required for control transactions................... 30
85  Ordinary resolutions required for certain asset acquisitions or dispositions............................................................. 30
86  Exceptions for certain acquisitions and dispositions..................... 31

PROCEEDINGS OF THE BOARD..................................................... 31
87  Meetings of the Board.................................................... 31
88  Written resolutions of Board permitted................................... 31
89  Written resolutions may be in counterparts............................... 31

DELEGATION OF POWERS......................................................... 31
90  Restriction on Board's right to delegate its powers...................... 31
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          Constitution of Telecom Corporation of New Zealand Limited          iv
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
91   Board delegates to comply with regulations.............................. 32
92   Committee proceedings................................................... 32

INTERESTED DIRECTORS......................................................... 32
93   Directors must disclose their interests................................. 32
93A  Exception............................................................... 33
94   General disclosure in certain cases will suffice........................ 33
95   Failure to disclose does not affect validity of transaction............. 33
96   Company may avoid transaction if director interested.................... 33
97   Interested director must not vote....................................... 33

REMUNERATION................................................................. 34
98   Board's power to authorise remuneration is limited...................... 34
99   Shareholders may determine directors' remuneration...................... 34
100  Fixing directors' remuneration.......................................... 35
101  Determination applies until ordinary resolution is passed............... 35
102  Payments upon cessation of office....................................... 35

ALTERNATE DIRECTORS.......................................................... 36
103  Directors may appoint and remove alternate directors.................... 36
104  Alternate director has powers of appointor.............................. 36
105  Automatic termination of appointment of alternate director.............. 37

MANAGING DIRECTOR............................................................ 37
106  Board may appoint managing director..................................... 37
107  Managing director subject to same provisions............................ 37
108  Remuneration of managing director....................................... 37
109  Powers conferred on managing director................................... 37
110  Managing director has no power to appoint alternate managing director................................................................ 38

PART D:  GENERAL............................................................. 38
111  Secretary............................................................... 38

CHANGE OF COMPANY NAME....................................................... 38
112  A director may apply to change Company name............................. 38

INDEMNITY AND INSURANCE FOR DIRECTORS AND EMPLOYEES.......................... 38
113  Indemnity for directors and others...................................... 38
114  Indemnity power......................................................... 39
115  Exceptions and definitions.............................................. 39
116  Company may effect insurance for directors and employees................ 39

SERVICE OF DOCUMENTS ON SHAREHOLDERS......................................... 40
117  Notice to natural persons............................................... 40
118  Notice to companies..................................................... 40
119  Notice to overseas companies............................................ 41
120  Manner and proof of service............................................. 41
121  Effect of not receiving a document...................................... 42
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
91    Board delegates to comply with regulations.................................................  32
92    Committee proceedings......................................................................  32

INTERESTED DIRECTORS.............................................................................  32
93    Directors must disclose their interests....................................................  32
93A   Exception..................................................................................  33
94    General disclosure in certain cases will suffice...........................................  33
95    Failure to disclose does not affect validity of transaction................................  33
96    Company may avoid transaction if director interested.......................................  33
97    Interested director must not vote..........................................................  33

REMUNERATION.....................................................................................  34
98    Board's power to authorise remuneration is limited.........................................  34
99    Shareholders may determine directors' remuneration.........................................  34
100   Fixing directors' remuneration.............................................................  35
101   Determination applies until ordinary resolution is passed..................................  35
102   Payments upon cessation of office..........................................................  35

ALTERNATE DIRECTORS..............................................................................  36
103   Directors may appoint and remove alternate directors.......................................  36
104   Alternate director has powers of appointor.................................................  36
105   Automatic termination of appointment of alternate director.................................  37

MANAGING DIRECTOR................................................................................  37
106   Board may appoint managing director........................................................  37
107   Managing director subject to same provisions...............................................  37
108   Remuneration of managing director..........................................................  37
109   Powers conferred on managing director......................................................  37
110   Managing director has no power to appoint alternate managing director......................  38

PART D:  GENERAL.................................................................................  38
111   Secretary..................................................................................  38

CHANGE OF COMPANY NAME...........................................................................  38
112   A director may apply to change Company name................................................  38

INDEMNITY AND INSURANCE FOR DIRECTORS AND EMPLOYEES..............................................  38
113   Indemnity for directors and others.........................................................  38
114   Indemnity power............................................................................  39
115   Exceptions and definitions.................................................................  39
116   Company may effect insurance for directors and employees...................................  39

SERVICE OF DOCUMENTS ON SHAREHOLDERS.............................................................  40
117   Notice to natural persons..................................................................  40
118   Notice to companies........................................................................  40
119   Notice to overseas companies...............................................................  41
120   Manner and proof of service................................................................  41
121   Effect of not receiving a document.........................................................  42
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
122   Notice where shareholder has no registered address.........................................  42
123   Notice to joint holders....................................................................  43
124   Notice to representatives or manager.......................................................  43

EXECUTION OF CONTRACTS...........................................................................  43
125   Manner of execution........................................................................  43
126   The seal...................................................................................  44
127   Company may appoint attorneys..............................................................  44

REMOVAL OF COMPANY FROM NEW ZEALAND REGISTER.....................................................  44
128   Directors may remove Company from New Zealand register.....................................  44

FIRST SCHEDULE KIWI SHARE AND RIGHTS OF KIWI SHAREHOLDER.........................................  46
1     Definitions................................................................................  46
2     Construction...............................................................................  48
3     Rights and limitations.....................................................................  49
4     Alteration of clause 3.....................................................................  51
5     Provision of telephone services............................................................  51
6     Limitations on shareholdings...............................................................  52
7     Power to sell where clause 6 breached......................................................  52
8     Transfers of shares........................................................................  55
9     Meaning of "relevant interest".............................................................  55

SECOND SCHEDULE NOTICE AND PAUSE PROVISIONS RESTRICTED TO INSIDERS...............................  59
1     Construction...............................................................................  59
2     Notice requirements........................................................................  59
3     Immediate response requirements............................................................  60
4     General response requirement...............................................................  61
5     Appraisal report required..................................................................  61
6     Exceptions from appraisal report requirement...............................................  62
7     Restricted Transfer Status Report..........................................................  62
8     Issuer Response to Restricted Transfer Status Report.......................................  62
9     Procedures at meetings on takeover provisions..............................................  63
10    Relevant groups may vote at one meeting....................................................  63

THIRD SCHEDULE ENFORCEMENT PROVISIONS............................................................  64
1     Defined terms..............................................................................  64
2     Construction...............................................................................  64
3     Right to enforce...........................................................................  64
4     Default consequences.......................................................................  64
5     Powers of affected group...................................................................  65
6     Voting restriction.........................................................................  65
7     Proceedings at meeting.....................................................................  66
8     Limitation of remedies.....................................................................  66
9     Exception..................................................................................  66
10    Holding by bare trustee....................................................................  66
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
FOURTH SCHEDULE COMPULSORY ACQUISITION.....................................................  68
1     Defined terms........................................................................  68
2     Construction.........................................................................  68
3     Majority holder must give acquisition notice.........................................  68
4     Acquisition notice must set out certain matters......................................  68
5     Obligation of majority holder........................................................  69
6     Calculation of consideration for remaining securities................................  69
7     Majority holder must pay within 12 business days.....................................  71
8     Majority holder must hold consideration on trust if holder not found.................  71
9     Company to register majority holder as holder........................................  71
10    Failure of majority holder to comply results in default..............................  71

FIFTH SCHEDULE SALE OF LESS THAN MINIMUM HOLDINGS..........................................  72
1     Construction.........................................................................  72
2     Notice to security holder with less than a minimum holding...........................  72
3     Company may sell less than minimum holdings..........................................  72
4     Sale procedures......................................................................  72
5     Application of proceeds..............................................................  72
6     Evidence of power of sale............................................................  73

SIXTH SCHEDULE CALLS, FORFEITURE AND LIEN..................................................  74
1     Construction.........................................................................  74
2     Holders of securities must pay calls.................................................  74
3     Call made when Board resolution passed...............................................  74
4     Joint holders are jointly and severally liable.......................................  74
5     Unpaid calls will accrue interest....................................................  74
6     Amounts payable under terms of issue treated as calls................................  74
7     Board may differentiate between holders as to calls..................................  75
8     Board may accept payment in advance for calls........................................  75
9     Proof of liability...................................................................  75
10    Board may by notice require forfeiture of securities if calls unpaid.................  76
11    Notice of forfeiture must satisfy certain requirements...............................  76
12    Failure to comply with notice may lead to forfeiture.................................  76
13    Board may deal with forfeited security...............................................  76
14    Holder whose securities are forfeited loses rights...................................  76
15    Notice of forfeiture.................................................................  77
16    Certificate is conclusive............................................................  77
17    Company may sell forfeited security..................................................  77
18    Surrender of securities..............................................................  77
19    Company's lien.......................................................................  77
20    Waiver of lien.......................................................................  78
21    Company may sell securities on which it has a lien...................................  78
22    The Company may transfer security and apply proceeds.................................  78

SEVENTH SCHEDULE PROCEEDINGS AT MEETINGS OF SHAREHOLDERS...................................  80
1     Construction.........................................................................  80
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
2     Written notice must be given to shareholders, directors and auditors.....................  80
3     Service of notices outside New Zealand...................................................  80
4     Notice must state nature of business.....................................................  80
5     Form of proxy must be included with notice...............................................  81
6     Irregularities in notice may be waived...................................................  81
7     Company's accidental failure to give notice does not invalidate meeting..................  81
8     Notice of an adjournment.................................................................  81
9     Methods of holding meetings..............................................................  81
10    Business to be transacted only if a quorum is present....................................  82
11    Quorum for shareholders' meeting.........................................................  82
12    Meeting convened at shareholders' request dissolved if no quorum.........................  82
13    Other meetings to be adjourned if no quorum..............................................  82
14    Chairperson of Board to be chairperson of meeting........................................  82
15    Directors may elect chairperson if chairperson or deputy chairperson of Board not available............................................................................  82
16    As a last resort shareholders may elect chairperson......................................  83
17    Chairperson's power to adjourn meeting...................................................  83
18    Power to dissolve meeting................................................................  83
19    Chairperson's discretion to determine relevancy..........................................  83
20    Voting by show of hands or voice vote at meeting.........................................  84
21    Voting by voice if audio-conference meeting..............................................  84
22    Votes of joint holders...................................................................  84
23    Shareholder loses voting rights if calls unpaid..........................................  84
24    Chairperson shall not have a casting vote................................................  84
25    Chairperson's declaration of result......................................................  84
26    Poll may be demanded by chairperson before a meeting.....................................  84
27    Poll may be demanded at a meeting........................................................  85
28    Time at which polls to be taken..........................................................  85
29    Votes need not be cast in same way.......................................................  85
30    Counting votes cast in a poll............................................................  85
31    Counting votes in a particular order is optional.........................................  86
32    Auditor of Company to be scrutineer......................................................  86
33    Outcome of Poll..........................................................................  86
34    Result of a poll to be treated as resolution of the meeting..............................  86
35    Proxy allowed to demand a poll...........................................................  86
36    Shareholder proposals by written notice..................................................  86
37    Board to give notice of proposal at Company's expense....................................  87
38    Board to give notice of proposal at shareholder's expense................................  87
39    Board may give notice of proposal on short notice........................................  87
40    Proposing shareholder may include statement..............................................  87
41    Board may exclude statement in some cases................................................  87
42    Shareholder to give security for costs for proposal with short notice....................  87
43    Proxies permitted........................................................................  88
44    Proxy to be treated as shareholder.......................................................  88
45    Appointment of proxy must be in writing and specify restrictions.........................  88
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
 46    Notice of proxy to be produced at least 48 hours before meeting...........................  88
 47    Form of notice of proxy...................................................................  88
 48    Vote by proxy valid where Company not notified before meeting of disqualified proxy.......  88
 49    Corporations may act by representative....................................................  89
 50    Board must keep minutes of proceedings....................................................  89
 51    Meeting may regulate other proceedings....................................................  89

 EIGHTH SCHEDULE PROCEEDINGS OF THE BOARD........................................................  90
 1     Construction..............................................................................  90
 2     Convening meetings........................................................................  90
 3     Notice to contain certain details.........................................................  90
 4     Directors may waive irregularities in notice..............................................  90
 5     Omission of notice........................................................................  90
 6     Regular meetings..........................................................................  90
 7     Notice periods............................................................................  91
 8     Meetings convened on short notice.........................................................  91
 9     Despatch of notices.......................................................................  92
 10    Board papers..............................................................................  92
 11    Notices...................................................................................  92
 12    Methods of holding meetings...............................................................  93
 13    Quorum for Board meeting..................................................................  93
 14    Presence by telephonic means..............................................................  93
 15    Meeting adjourned if no quorum............................................................  94
 16    Teleconference meeting....................................................................  94
 17    Restriction on leaving teleconference.....................................................  94
 18    Minutes at teleconference.................................................................  95
 19    Chairperson to chair meetings.............................................................  95
 20    Directors may elect chairperson of meeting if chairperson of Board is not present.........  95
 21    Voting on resolutions.....................................................................  95
 22    Chairperson shall not have a casting vote.................................................  95
 23    Board must keep minutes of proceedings....................................................  96
 24    Board may regulate other proceedings......................................................  96

NINTH SCHEDULE PROXY FORM.......................................................................  97
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                           Constitution of Telecom
                          Corporation of New Zealand
                                    Limited
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     Date:

     PART A:  INTRODUCTION

     INTERPRETATION

1    Defined terms
     In this constitution:

     1.1  The following expressions have the following meanings:

          "the Act"  means the Companies Act 1993;

          "the Company"  means Telecom Corporation of New Zealand Limited;

          "this constitution" means this constitution as it may be altered from time to time in accordance with the Act;

          "Kiwi Share" means the fully paid special rights convertible preference share having the rights and limitations specified in clause
          3 of the First Schedule;

          "New Zealand citizen" means any New Zealand citizen, or any person who has attained the age of 18 years and is of full capacity who would, in the opinion of the Board, meet the requirements for citizenship set out in section 8(2) of the Citizenship Act 1977 (or any provision enacted in substitution for that section) if that person made an application for citizenship on the date on which his or her status is considered for the purposes of this constitution;

          "ordinary resolution" has the same meaning in relation to the Company as the expression "Ordinary Resolution of the Issuer" under the Rules;

          "the Rules" means the Listing Rules of the New Zealand Stock Exchange as altered from time to time by the Exchange;
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          Constitution of Telecom Corporation of New Zealand Limited           2
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          "Secretary" means any person or persons appointed as Secretary of the
          Company pursuant to clause 111, and includes a deputy secretary;

          "shareholders' funds" has the same meaning in relation to the Company as the expression "Shareholders' Funds of the Issuer" under the Rules;

          "special resolution" means a resolution approved by a majority of 75% of votes of the holders of securities entitled to vote and voting;

          "treasury stock" means shares in the Company acquired by the Company and held as treasury stock pursuant to the Act and includes shares in the Company held by its subsidiaries in the circumstances described in section 82 of the Act;

          "written" or "in writing" in relation to words, figures and symbols includes all modes of presenting or reproducing those words, figures and symbols in a tangible and visible form.

     1.2 Expressions and words (whether or not expressed with initial capital letters) which are defined in the Rules and which are not defined in clause 1.1 have the meanings given by the Rules.

     1.3 Subject to clause 1.2, expressions which are defined in the Act and/or the Securities Act 1978 (whether in section 2, or elsewhere for the purposes of a particular subsection, section or sections) have the meanings given to them by the Act and/or the Securities Act 1978.
          Where an expression is defined in the Act and/or the Securities Act
          1978 more than once and in different contexts, its meaning will be governed by the context in which it appears in this constitution.

2    Construction
     In this constitution:

     2.1 Headings appear as a matter of convenience and do not affect the interpretation of this constitution;

     2.2  The singular includes the plural and vice versa, and words importing one gender include the other genders;
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          Constitution of Telecom Corporation of New Zealand Limited           3
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     2.3  A reference to an enactment or any regulations is a reference to that enactment or those regulations as amended, or to any enactment or regulations substituted for that enactment or those regulations;

     2.4  The Schedules form part of this constitution.

     2.5 Where in any document entered into by the Company prior to the date that this constitution came into effect there is a reference to the articles of association of the Company and to defined terms in the articles such references shall be read and construed as references to this constitution and to the nearest equivalent defined term in the constitution.

3    Confirmation in office
     All offices, elections, and appointments (including of or to the Board and committees of the Board), registers, registrations, records, instruments, delegations, plans (including any currency selection, dividend selection, share investment, and dividend reinvestment plan) and generally all acts of authority that originated under the articles of association of the Company and are subsisting and in force on the day on which this constitution is adopted by the shareholders in a meeting shall continue and be deemed to be effective and in full force under this constitution.

     THE RELATIONSHIP BETWEEN THIS CONSTITUTION AND THE ACT

4    Effect of the Act on this constitution
     The Company, the Board, each director, and each shareholder have the rights, powers, duties, and obligations set out in the Act except to the extent that they are negated or modified, in accordance with the Act, by this constitution.

5    Effect of this constitution
     This constitution has no effect to the extent that it contravenes the Act, or is inconsistent with it.

     THE RELATIONSHIP BETWEEN THIS CONSTITUTION AND THE RULES

6    Company must comply with Rules while listed
     For so long as the Company is listed, the Company must comply with the
     Rules.
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7    Effect of Exchange's rulings
     If the Exchange has granted a ruling in relation to the Company authorising any act or omission which in the absence of that ruling would be in contravention of the Rules or this constitution, that act or omission will, unless a contrary intention appears in this constitution, be regarded as being authorised by the Rules and by this constitution.

8    Failure to comply with Rules has limited effect in some cases
     Any failure to comply with:

     8.1  the Rules; or

     8.2  clauses 51, 82 and 85,

     does not affect the validity or enforceability of any transaction, contract, action or other matter whatsoever (including the proceedings of, or voting at, any meeting) done or entered into by, or affecting, the Company, except that a party to a transaction or contract who knew of the failure to comply with the Rules or clauses 51, 82 and 85 is not entitled to enforce that transaction or contract. This clause does not affect the rights of any holder of securities of the Company against the Company or the directors arising from failure to comply with the Rules or clauses 51, 82 and 85.

     ALTERATION OR REVOCATION OF THIS CONSTITUTION

9    Shareholders may alter or revoke this constitution
     The shareholders may alter or revoke this constitution by special resolution.

     PART B: SHARES AND SHAREHOLDERS

     THE COMPANY'S SHARES AND THE KIWI SHARE

10   Company's shares
     At the time of adoption of this constitution upon reregistration under the Act, the Company has 1,889,600,000 fully paid ordinary shares and the Kiwi
     Share. No money is payable for calls or otherwise on those ordinary shares or the Kiwi Share.

11   Kiwi Share
     The First Schedule governs the rights and limitations affecting the Kiwi
     Share.
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     ISSUE OF NEW EQUITY SECURITIES

12   Board may issue equity securities
     The Board may issue equity securities in accordance with clauses 13 and 14 and with clauses 16 to 19 that rank as to voting or distribution rights or both, equally with or prior to any existing equity securities in the Company. Any such issue shall not be treated as an action affecting the rights attached to the existing equity securities.

13   Board need not comply with statutory pre-emptive rights
     Subject to clauses 14 to 19, if the Board issues equity securities that rank as to voting or distribution rights, or both, equally with or prior to the equity securities already issued by the Company, the Board need not first offer those equity securities for acquisition to existing holders.

14   Issues of new equity securities are restricted
     The Board must not issue any equity securities unless:

     14.1 the precise terms and conditions of the specific proposal to issue those equity securities have been approved (subject to clause 15) by separate resolutions (passed by a simple majority of votes) of holders of each class of quoted equity securities of the Company whose rights or entitlements could be affected by the issue, and the issue is completed in the case of an issue made solely to employees, within 12 months, and in all other circumstances, within 6 months, after the passing of those resolutions; or

     14.2 the issue is made in accordance with any of clauses 16 to 19.

     For the purposes of this clause 14 and clauses 16 to 19, the transfer by the Company of treasury stock is deemed to constitute the issue of equity securities.

15   Resolution not required if terms allow new issue
     A resolution pursuant to clause 14.1 of the holders of a class of securities is not required if:

     15.1 the terms of issue of those securities expressly reserved the right to make the issue of new equity securities in question, and specified at least the maximum number, and class, of new equity securities which could be issued, and the time within which they could be issued; or
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          Constitution of Telecom Corporation of New Zealand Limited           6
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     15.2 those securities were issued before 1 September 1994 on terms that the holders of those securities would not be entitled to vote on a resolution referred to in clause 14.1; or

     15.3 those securities were issued on terms that the holders of those securities would vote together with the holders of another class or classes of equity securities on a resolution of the nature referred to in clause 14.1 and the issue is approved by a resolution (passed by a simple majority of votes) of holders of all the relevant classes voting together.

16   Board may issue new equity securities on pro rata basis
     The Board may issue equity securities if:

     16.1 those equity securities are offered to holders of existing equity securities of the Company on a basis which, if the offer were accepted by all such holders, would maintain the existing proportionate rights of each existing holder (relative to other holders of equity securities) to votes and to distribution rights, and that offer is renounceable; or

     16.2 those equity securities are issued to holders of existing equity securities of the Company as fully paid securities on a basis which maintains the existing proportionate rights of each existing holder
          (relative to other holders of equity securities) to votes and to distribution rights.

     Notwithstanding clauses 16.1 and 16.2, the Board is entitled:

     16.3 to issue any equity securities in respect of which an offer is not accepted, or which because of fractional entitlements are not otherwise offered, to such persons and in such manner as the Board considers equitable and in the interests of the Company, provided that the price and terms and conditions of the issue of such equity securities are not materially more favourable to the persons to whom they are issued than the terms of the original offer;

     16.4 to offer and issue equity securities to the holders of existing securities in accordance with specific rights attached to those existing securities to participate in issues of equity securities, notwithstanding that the effect may be that existing proportionate rights to votes and distribution rights are not maintained;
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          Constitution of Telecom Corporation of New Zealand Limited           7
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     16.5 to authorise a disproportionate offer to the extent necessary to round up holdings of equity securities to a minimum holding, or to avoid the creation of holdings which are not minimum holdings; and

     16.6 to not offer or issue equity securities to holders of existing equity securities the terms of which expressly exclude the right to participate in the relevant offer or issue.

     In this clause, distribution right means a right of the nature referred to in paragraph (a) or paragraph (b) of the definition in the Rules of "Equity
     Security".

17   Board may issue new equity securities within 10% limit
     The Board may issue equity securities if:

     17.1 the issue is not made in whole or in part to any director, associated person of a director or employee (as defined in clause 18) of the Company; and

     17.2 the total number of equity securities issued, and all other equity securities of the same class issued pursuant to this clause 17 during the period of 12 months preceding the date of the issue will not exceed the aggregate of:

          17.2.1 10% of the total number of equity securities of that class on issue at the commencement of that period;

          17.2.2 10% of the number of the equity securities of that class issued during that period pursuant to clauses 14.1, 16, 18 and 19; and

          17.2.3 any securities of that class issued pursuant to this clause 17 during that period, the issue of which has been ratified by an ordinary resolution;

          less

          17.2.4  10% of the number of equity securities of that class which have been acquired or redeemed by the Company during that
                  period (other than equity securities held as treasury stock).
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     Provided that for the purposes of this clause 17, securities which will, or may, convert to other equity securities are deemed to be of the same class as, and to correspond in number to, the equity securities into which they will, or may, convert. Provided also that where the conversion ratio is fixed by reference to the market price of the underlying securities, the market price, unless otherwise specified in the terms of the issue, shall be the average end of day market price over the business days in the calendar month before the earlier of the day the issue is made or announced to the market.

18   Board may issue new equity securities to employees
     The Board may issue equity securities if:

     18.1 the issue is made to employees of the Company;

     18.2 the issue is of a class of securities already on issue;

     18.3 the total number of securities issued, and all other equity securities of the same class issued to employees of the Company pursuant to this clause 18 during the period of 12 months preceding the date of the issue does not exceed 2% of the aggregate of:

          18.3.1 the total number of equity securities of that class on issue at the commencement of that period; and

          18.3.2 the total number of equity securities of that class issued during that period pursuant to clauses 14.1, 16, 17 and 19;
                 and

     18.4 the total number of securities issued, and all other equity securities of the same class issued to employees of the Company pursuant to this clause 18 and the equivalent provisions in the articles of association of the Company during the shorter of the period of 5 years preceding the date of the issue and the period from the date on which the Company was listed to the date of the issue, does not exceed 5% of the total number of equity securities of that class on issue immediately preceding the date of the issue.

For the purposes of this clause 18:

18.5   securities which will, or may, convert to other equity securities are deemed to be of the same class as, and to correspond in number to, the equity securities into which they will, or may, convert;
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         Constitution of Telecom Corporation of New Zealand Limited           9
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     18.6 directors and associated persons of directors must not participate in any such issue unless the scheme for such participation and the precise levels of entitlement for each such person have been previously approved by an ordinary resolution;

     18.7 employee in relation to the Company includes an employee or officer of the Company or any of its subsidiaries, a labour only contractor, consultant, or consultant company who or which contracts with the Company or with any of its subsidiaries, any trustee or trustees on behalf of any of the above employees or officers, and any trustee or trustees of any pension, superannuation or like fund established for the benefit of any of the above employees or officers; and

     18.8 an issue to a director, or an associated person of a director, solely in that person's capacity as a trustee of a bona fide employee share scheme, superannuation scheme, or the like, in which that director or associated person has no beneficial interest, is deemed not to be an issue to a director or associated person of a director, or an issue in which directors or associated persons participate.

19   Board may issue new equity securities in other cases
     The Board may issue equity securities if:

     19.1 the issue is made as consideration in an offer made by the Company in accordance with:

          19.1.1  Part I of the Companies Amendment Act 1963; or

          19.1.2  any takeover code approved under section 28 of the Takeovers
                  Act 1993; or

          19.1.3 provisions of the constitution or trust deed of another issuer which comply with section 4 of the Rules; or

          19.1.4  any takeover law regime of a jurisdiction other than New
                  Zealand which provides for prior notice, publicity and disclosure which in the opinion of the Exchange is at least as useful to the recipients of the offer as the requirements of one or more of the provisions referred to in clauses 19.1.1,
                  19.1.2 or 19.1.3;

       and that offer is made to all holders (other than the Company and its related companies) of equity securities in any company or other
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         Constitution of Telecom Corporation of New Zealand Limited           10
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           entity, listed on the Exchange or on a recognised stock exchange, which is not a company or other entity that is an associated person of the Company or of any director of the Company; or

     19.2 the issue is made upon conversion of any securities from time to time issued by the Company if the terms of issue of those securities provided for conversion to equity securities of the kind issued; or

     19.3 the issue is made to an existing holder of equity securities of the Company in order to bring that holder's holding up to a minimum holding; or

     19.4 the issue is made pursuant to an arrangement, amalgamation or compromise effected pursuant to Part XIII or Part XV of the Act; or

     19.5 the issue is made pursuant to a plan for the issue of securities in lieu of dividends.

20 Entitlements to third party securities treated as issue of equity securities

     Entitlements conferred by the holding of equity securities of the Company, to securities of a third party (whether or not that third party is an issuer), must not be created or conferred other than in compliance with clauses 14 to 19, as if such securities comprised an issue of equity securities of the Company.

     SHARE REGISTER

21   Company must maintain a share register
     The Company must maintain a share register in the manner required by the Act.

22   Share register may be divided
     The share register may be divided into 2 or more registers kept in different places.

23 Share register kept by means of computer or other electronic system Where the Board has determined that the principal share register is to be kept by means of a computer or other electronic system:

     23.1 the non-removable disc storage system or other central information storage system (the "central information storage system") of the
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          Constitution of Telecom Corporation of New Zealand Limited          11
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          of the computer or other electronic system must be located in New
          Zealand;

     23.2 notwithstanding that the computer or other electronic system is capable of being accessed by remote terminals (whether within or outside New Zealand), the record of the principal share register on the central information storage system shall constitute the principal share register, which shall be located where the central information storage system is located;

     23.3 where information deriving from any such computer or other electronic system is capable of being accessed by remote terminals, in the event of any difference between information provided at terminals located at the office in New Zealand where the central information storage system is located and information provided at remote terminals, the former shall be conclusive for all purposes.

24   Share register is conclusive
     The Company may treat the registered holder of equity securities as the only person entitled to:

     24.1 exercise the right to vote attaching to the equity securities;

     24.2 receive notices;

     24.3 receive a distribution in respect of the equity securities; and

     24.4 exercise the other rights and powers attaching to the equity securities.

     The Board may determine in a notice of meeting that for the purposes of voting at that meeting those registered holders as at 5 pm on the day before the meeting shall be the only persons entitled to exercise the right to vote at that meeting and only the equity securities registered in the name of those holders at that time may be voted at that meeting. This clause 24 does not limit the right of a registered holder to appoint a proxy or corporate representative.

25   Trusts not to be entered on share register
     The Company must not enter any notice of a trust on the share register, or any other register of equity securities, whether that trust is express, implied or constructive. The Company is not bound to recognise (even when having notice) any equitable, contingent future, or partial interest in

          Constitution of Telecom Corporation of New Zealand Limited          12
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     any equity security or an interest in any fractional part of an equity security or (except only as otherwise provided by this constitution or required by law) any other rights in respect of an equity security except an absolute right to the entirety of the equity security in the registered holder.

26   Optionholders' register
     The Company must maintain a register of all optionholders.

     TRANSFER OF EQUITY SECURITIES

27   Methods of transfer
     Subject to any determination of the Board, equity securities may be transferred by the following methods:

     27.1 by the delivery of a form of transfer signed by the present holder of the equity securities, or by that holder's attorney, personal representative, or by any other person who may lawfully sign on behalf of that holder, to the Company or an agent of the Company who maintains the register for those securities under the Act. The transferee must sign the transfer form if the registration as holder of those securities imposes a liability to the Company on the transferee; or

     27.2 in accordance with any system of transfer approved under section 7 of the Securities Transfer Act 1991.

28   Equity securities transferred by entry on register
     Equity securities may be transferred by entry of the name of the transferee on the Company's register for those equity securities.

29   Board may refuse or delay a transfer
     The Board may in its absolute discretion refuse or delay the registration of any transfer of equity securities (if it is able to do so) in any of the following circumstances:

     29.1 the Company has a lien on those securities;

     29.2 the transfer is not accompanied by documentation that establishes the entitlement to transfer;

     29.3 registration of the transfer, together with the registration of any further transfer or transfers then held by the Company and awaiting

          Constitution of Telecom Corporation of New Zealand Limited          13
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          registration, would result in the proposed transferee holding securities of less than the minimum holding; or

     29.4 it is entitled to do so under clause 8.1 of the First Schedule; or
          29.5 the registration of the transfer would breach clause 8.2 of the First Schedule; or

     29.6 such action is permitted by the Rules.

30   The Board may require forfeiture of securities
     The Board may by notice to a holder of securities require the forfeiture of that holder's securities where those securities have been registered under a system of transfer approved under section 7 of the Securities Transfer Act 1991 and the Board has reasonable grounds to believe that it would have had grounds under clause 29 to refuse to register the transfer at the time the transfer was registered.

31   Registration not to affect other powers
     The registration of any transfer shall not prejudice or affect in any way the powers exercisable by the Board or the Kiwi Shareholder under clause 7 of the First Schedule.

32   Restricted transfers must comply with Second Schedule
     Any restricted transfer of quoted equity securities must comply with the notice and pause provisions set out in the Second Schedule. However, subject to the Exchange's approval, this clause shall cease to apply when a takeovers code comes into force pursuant to the Takeovers Act 1993.

33   Company may exercise enforcement provisions if non-compliance occurs
     In the event of any act or omission constituting non-compliance with the notice and pause provisions set out in the Second Schedule, the Company may exercise the powers set out in the Third Schedule. However, subject to the Exchange's approval, this clause shall cease to apply when a takeovers code comes into force pursuant to the Takeovers Act 1993, but this clause shall continue to apply to any default which occurred before any takeovers code comes into force.

34   Compulsory transfer of shares
     Where a person or a group of associated persons acquires beneficial ownership of 90 percent or more of a class of quoted equity securities of
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          Constitution of Telecom Corporation of New Zealand Limited          14
     -------------------------------------------------------------------------


     the Company, the compulsory acquisition provisions set out in the Fourth Schedule will apply.

35   Sale of minimum holdings
     The Company may sell securities of less than a minimum holding in accordance with the procedures set out in the Fifth Schedule.

36   Transfer of options
     Subject to the conditions attaching to options and rights, options and rights may be transferred by an instrument of transfer, and clauses 27 to 35 apply with such modifications as are necessary to any option or right.

     SHARE CERTIFICATES

37   Replacement share certificates
     Subject to clause 38, the Board may order any worn out or defaced share certificate be cancelled and may issue a new replacement certificate. If any share certificate is lost or destroyed then upon production of proof to the Board's satisfaction, and upon receipt of such indemnity as the Board deems adequate, a new replacement certificate shall be given to the shareholder entitled to the lost or destroyed certificate. The Board may charge a reasonable fee for any replacement certificate, and may require payment of the actual expenses of investigating and dealing with the matter as the Board thinks fit.

38   Board may recall or cancel share certificates
     For the purposes of introducing a system of transfer of shares approved under section 7 of the Securities Transfer Act 1991 that does not require production of share certificates for a transfer, the Board may either:

     38.1 recall all share certificates, and any share certificates not returned to the Company within the time specified by the Board shall be deemed to be cancelled; or

     38.2 cancel all share certificates without first requiring their recall.

     CALLS, FORFEITURE AND LIENS

39   Board may make calls
     The Board may make calls on any holder of securities for any money that is unpaid on that holder's securities and not otherwise payable at a specified time or times under this constitution or the terms of issue of those securities or any contract for the issue of those securities.

          Constitution of Telecom Corporation of New Zealand Limited          15
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     An obligation to pay amounts unpaid of the issue price of any securities must not be cancelled, reduced or deferred without the authority of an ordinary resolution. The Sixth Schedule governs calls on securities.

40   Forfeiture of securities where calls or other amounts unpaid
     The Board may commence procedures in accordance with the Sixth Schedule for forfeiture of any securities if the holder of those securities fails to pay:

     40.1 a call, or an instalment of a call, on those securities; or

     40.2 any amount that is payable under this constitution or the terms of issue of those securities or any contract for the issue of the securities.

41   Company's lien
     The Company has a lien on the securities and dividends in respect of such securities on the terms and conditions set out in the Sixth Schedule.

     ACQUISITION OF OWN SHARES, REDEMPTIONS AND FINANCIAL ASSISTANCE

42   Company may acquire and hold its own equity securities
     The Company may purchase or otherwise acquire equity securities issued by the Company and may hold those equity securities as treasury stock in accordance with the Act. Subject to clauses 43, 44, 49 and 84, the Board may make an offer to one or more holders of equity securities to acquire equity securities issued by the Company in such number or proportions as the Board thinks fit in accordance with the Act.

43   Acquisitions of Company's equity securities are restricted
     Subject to clause 44, the Company must not acquire equity securities of the Company unless the acquisition:

     43.1 is effected by offers made by the Company through the Exchange's order matching market, or through the order matching market of a recognised stock exchange; or

     43.2 is effected in compliance with section 60(1)(a) (read together with section 60(2)) of the Act; or

     43.3 is an acquisition of the nature referred to in section 61(7) of the Act; or
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          Constitution of Telecom Corporation of New Zealand Limited          16
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     43.4 is approved in accordance with clause 49; or

     43.5 is required by a shareholder of the Company pursuant to sections 110 or 118 of the Act; or

     43.6 is effected in compliance with section 60(1)(b)(ii) (read together with section 61) of the Companies Act 1993 and:

          (i) is made only from any person who is not a director, associated person of a director or employee (as defined in clause 18.7) of the Company; and

          (ii) the total number of equity securities of the same class acquired pursuant to this clause 43.6 during the shorter of the period of 12 months preceding the date of the acquisition and the period from the date on which the Company was listed to the date of the acquisition, will not exceed 10% of the total number of equity securities of that class on issue at the commencement of that period.

          Provided that for the purposes of this clause 43.6, securities which will, or may, convert to other equity securities shall be deemed to be of the same class as, and to correspond in number to, securities into which they will, or may, convert.

          Provided also that where the conversion ratio is fixed by reference to the market price of the underlying securities, the market price for the purposes of this clause 43.6 shall be the average end of day market price over the business days in the calendar month before the earlier of the day the acquisition is entered into or announced to the market.

44   Company must give prior notice
     Before the Company acquires equity securities of the Company, other than as an acquisition from a holder who holds less than a minimum holding, the Company must give at least 3 business days notice to the Exchange. The notice must:

     44.1 specify a period of time not exceeding 12 months from the date of the notice within which the Company will acquire equity securities;

     44.2 specify the class and maximum number of equity securities to be acquired in that period.

          Constitution of Telecom Corporation of New Zealand Limited          17
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     Provided that the Company may at any time by giving 3 business days notice to the Exchange vary any notice so given. The Company may cancel any notice given under this clause at any time.

45   Company may redeem equity securities
45.1 The Company may redeem equity securities:

     45.1.1 at its option if permitted by the terms of issue;

     45.1.2 at the option of the holder of the equity securities if permitted by the terms of issue; or

     45.1.3 on a date for redemption specified by a special resolution which alters this constitution by adding such a date, or (to the extent permitted by law) on a date for redemption specified as such in the terms of issue of such equity securities, in each case for a consideration that is specified, or calculated by reference to a formula, or required to be fixed by a suitably qualified person who is not associated with or interested in the Company, in accordance with the Act.

45.2 Subject to clauses 46, 49 and 84 the Company may exercise an option to redeem equity securities issued by the Company in relation to one or more holders of equity securities in accordance with the Act.

46   Redemptions are restricted
     The Company must not redeem equity securities (other than a redemption from a holder who holds less than a minimum holding) unless:

     46.1 those equity securities were issued before 1 September 1994 and the Company is bound or entitled to redeem those equity securities pursuant to their terms of issue; or

     46.2 those equity securities were issued in compliance with clause 14.1 or clause 16, and the Company is bound or entitled to redeem those equity securities pursuant to the terms of their issue; or

     46.3 those equity securities are redeemed in compliance with section 69(1)(a) of the Act; or
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          Constitution of Telecom Corporation of New Zealand Limited          18
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     46.4 those equity securities are debt securities which may be converted into shares in the Company, and, before that conversion, they are redeemed in cash; or

     46.5 the redemption of those equity securities is approved in accordance with clause 49.

47   Financial assistance is restricted
     The Company must not give financial assistance for the purpose of, or in connection with, the acquisition of equity securities issued or to be issued by the Company unless the giving of that assistance:

     47.1 complies with clause 48; or

     47.2 is approved in accordance with clause 49.

48   Ability to give financial assistance is restricted
     The Company may give financial assistance of the nature referred to in clause 47 if:

     48.1 the financial assistance is not given in whole or in part to any director, associated person of a director or employee (as defined in clause 18) of the Company, and the amount of the financial assistance, together with the amount of all other financial assistance given under this clause 48.1 by the Company during the period of 12 months preceding the date of giving of the financial assistance does not exceed 5% of the shareholders' funds of the Company; or

     48.2 the financial assistance is given to employees (as defined in clause
          18) of the Company and:

          48.2.1 the amount of the financial assistance, together with the amount of all other financial assistance given under this clause 48.2 by the Company during the period of 12 months preceding the date of giving of the financial assistance does not exceed 2% of the shareholders' funds of the Company; and

          48.2.2 the amount of the financial assistance, together with the amount of all other financial assistance given under this clause 48.2 during the shorter of the period of five years preceding the date of giving of the financial assistance and the period from the date on which the Company was listed to
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          Constitution of Telecom Corporation of New Zealand Limited          19
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                  the date of giving of the financial assistance, does not
                  exceed 5% of the shareholders' funds of the Company; and

          48.2.3 the financial assistance is not given to any director or associated person of a director; or

     48.3 the financial assistance is offered or given so that all holders of equity securities of the Company are treated, or given the opportunity to be treated, on the same basis.

     For the purposes of clause 48.2.3 financial assistance given to a director or an associated person of a director solely in that person's capacity as a trustee of a bona fide employee share scheme, superannuation scheme, or the like, in which that director or associated person has no beneficial interest, is deemed not to be financial assistance given to a director or associated person of a director.

49   Shareholder approval required for certain transactions
     The Company may acquire or redeem equity securities, or give financial assistance of the nature referred to in clause 47, if the precise terms and conditions of the specific proposal to acquire or redeem those equity securities, or of the giving of that financial assistance, has been approved by separate resolutions (passed by a simple majority of votes) of members of each separate group of each class of quoted equity securities of the Company whose rights or entitlements are materially affected in a similar way by the acquisition, redemption or financial assistance. Any such acquisition must be completed within 12 months, and redemption or financial assistance completed or given within six months, after the passing of the relevant resolutions.

     SHAREHOLDER RIGHTS

50   Share confers rights on shareholder
50.1 Subject to clause 51 and the terms on which a share is issued, a share in the Company confers on the holder:

     50.1.1 subject to clauses 24 and 50.2, the right to one vote on a poll at a meeting of shareholders on any resolution, including any resolution to:

              (a) appoint or remove a director (subject to clauses 70 and 72) or an auditor;

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          Constitution of Telecom Corporation of New Zealand Limited          20
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              (b) adopt a constitution;

              (c) alter this constitution;

              (d) approve a major transaction;

              (e) approve an amalgamation under the Act; and

              (f) put the Company into liquidation;

     50.1.2   the right to an equal share in dividends authorised by the Board;
              and

     50.1.3 the right to an equal share in the distribution of the Company's surplus assets.

50.2 Where there are securities of the same class, some of which are fully paid and some of which are not fully paid, each security which is not fully paid shall carry only a fraction of the vote which would be exerciseable if the security were fully paid. The fraction shall be equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited and amounts paid in advance of a call).

50.3 Equity security holders of all classes are entitled to attend meetings of shareholders and to receive copies of all notices, reports and financial statements issued generally to holders of securities carrying votes.

51   Voting restrictions under Rules
     A person, or any associated person of that person, who is prohibited by the Rules from casting a vote in favour of any resolution must not cast a vote on any securities held by that person in favour of any such resolution. For the purposes of this clause 51:

     51.1 on a resolution under clause 14, a person to whom it is proposed to issue the new securities referred to in that resolution is not disqualified from voting if the new securities are to be offered on the same basis to all holders of securities of the same class as the securities held by that person; and

     51.2 this clause 51 does not prevent a person disqualified from voting under this clause, who has been appointed as a proxy or voting representative by another person who is not disqualified from voting
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          Constitution of Telecom Corporation of New Zealand Limited          21
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       under this clause, from voting in respect of the securities held by that other person in accordance with the express instructions of that other person.

52   Board to ascertain disqualified holders
     The Board must use reasonable endeavours to ascertain, no later than 5 business days before any meeting to consider a resolution on which the Rules prohibit certain persons from voting, the identity of holders of securities who are disqualified from voting on that resolution, and on request must supply a list of such holders to the Exchange and any holder of equity securities of the Company.

53   Deadline for challenge
     A resolution of, or proceeding at, a meeting in breach of clause 51 shall not be impugned on the basis of a breach of clause 51. However, this does not prejudice any remedy (other than those which take legal effect against the Company) which any holder of securities may have against any disqualified person who casts a vote at a meeting in breach of clause 51. Any objection by a holder of securities to the accuracy or completeness of any list provided pursuant to clause 52 must be disregarded by the Company and the chairperson of the relevant meeting if it is notified to the Company later than one full business day before the time fixed for commencement of the meeting.

54   Statement of rights to be given to shareholders
     Where the Act or the Rules require, the Company must issue a statement of rights complying with the Act and the Rules (if applicable) to any holder of securities who asks for one.

55 Company must obtain approval before altering quoted equity security holders' rights
     The Company must not take any action that affects the rights attached to quoted equity securities unless that action has been approved by a special resolution of each interest group. For the purposes of this clause:

     55.1 "class" means a class of equity securities having attached to them identical rights, privileges, limitations and conditions;

     55.2 "interest group", in relation to any action or proposal affecting rights attached to equity securities, means a group of holders of equity securities whose affected rights are identical, and whose rights are affected by the action or proposal in the same way, and (subject
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          Constitution of Telecom Corporation of New Zealand Limited          22
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            to clause 55.3) who comprise the holders of one or more classes of equity securities in the Company;

     55.3 one or more interest groups may exist in relation to any action or proposal, and if:

            55.3.1 action is taken in relation to some holders of equity securities in a class and not others; or

            55.3.2 a proposal expressly distinguishes between some holders of equity securities in a class and other holders of equity securities in that class,

     holders of equity securities in the same class may fall into 2 or more interest groups;

     55.4   the rights attached to an equity security include:

            55.4.1 the rights, privileges, limitations and conditions attached to the equity security by the Act, this constitution, or the document which governs the rights of that equity security, including voting rights and rights to distributions;

            55.4.2 the right to have the procedure set out in this clause observed by the Company;

            55.4.3 the right that a procedure required by this constitution or the document which governs the rights of that equity security for the amendment or alteration of rights not be amended or altered.

56   Non compliance in certain circumstances
     The Company shall not be required to comply with clause 55 in respect of actions that affect the rights attached to equity securities which are not shares of the Company if those equity securities were issued:

     56.1 before 30 April 1995; or

     56.2 on terms which expressly permitted the action in question to be taken without the prior approval of holders of those equity securities, and those terms were clearly disclosed in the offering document (if any) pursuant to which those equity securities were offered,
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          Constitution of Telecom Corporation of New Zealand Limited          23
     ------------------------------------------------------------------------

     provided that this clause shall not exempt the Company from compliance with covenants or undertakings which are contained in the document pursuant to which those equity securities were issued or constituted.

     DISTRIBUTIONS

57   Board may authorise distributions
     The Board may authorise a distribution by the Company in accordance with the Act.

58   Board's power to authorise dividend is restricted
58.1 The Board must not authorise a dividend:

     58.1.1 in respect of some but not all the shares in a class; or

     58.1.2 that is of a greater value per share in respect of some shares of a class than it is in respect of other shares of that class,

     unless the amount of the dividend in respect of a share of that class is in proportion to the amount paid to the Company in satisfaction of the liability of the shareholder under this constitution or under the terms of issue of the share or under a contract for the issue of the share. Nothing in this clause prevents the Board issuing shares wholly or partly in lieu of dividend in accordance with the Act.

58.2 Notwithstanding clauses 50.1.2 and 58.1 and the Act a supplementary dividend may be authorised and paid by the Board to non resident shareholders who qualify for such a dividend in terms of the Income Tax Act 1994. Supplementary dividends shall be authorised and paid at the same times as ordinary dividends are authorised and paid and the amount of the supplementary dividend shall be calculated in accordance with the applicable provisions of the Income Tax Act 1994.

59   Shareholder may waive dividend
     Notwithstanding clause 58.1, a shareholder may waive its, his or her entitlement to receive a dividend by giving a written notice to the Company signed by or on behalf of the shareholder.

60   No interest on distributions
     A distribution shall not bear interest against the Company, unless the terms of issue or the contract for issue expressly provide otherwise.
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          Constitution of Telecom Corporation of New Zealand Limited          24
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61   Board may deduct from distribution amounts owed to Company or as required by law
     The Board:

     61.1 may, at its discretion, deduct from any distribution payable to any shareholder any amount owed by the shareholder to the Company on account of any call or otherwise;

     61.2 must deduct from any distribution payable to any shareholder any amount it is required by law to deduct.

62   Unclaimed dividends or other distributions
62.1 All dividends or other distributions unclaimed for one year after having been authorised may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. The Company shall be entitled to mingle the amounts of any such dividends or other distributions with other money of the Company or spend any such dividends or other distributions, and shall not be required to hold them or regard them as being impressed with any trust.

62.2 All dividends or other distributions, and any other moneys payable to any shareholder or former shareholder in respect of shares and/or interests in respect of debt securities issued by the Company remaining unclaimed for five years after having been authorised or otherwise having become payable, may, at the expiry of such period of five years after having been authorised or otherwise having become payable, be forfeited by resolution of the Board for the benefit of the Company. The Board must at any time after such forfeiture annul the forfeiture, and subject to compliance with the solvency test, pay the dividend or other distribution to any person producing evidence of its, his or her entitlement.

     Meetings of shareholders

63   Company must hold annual meeting of shareholders
63.1 The Board must call an annual meeting of shareholders to be held:

     63.1.1 once in each calendar year; and

     63.1.2 not later than 15 months after the date of the previous annual meeting of shareholders; and

     63.1.3 not later than 6 months after the balance date of the Company.
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          Constitution of Telecom Corporation of New Zealand Limited          25
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63.2 The Company must hold the meeting on the date on which it is called by the
     Board to be held.

64   Company may hold special meetings of shareholders
     A special meeting of shareholders entitled to vote on an issue:

     64.1 may be called at any time by the Board; and

     64.2 must be called by the Board on the written request of shareholders holding shares carrying together not less than 5 percent of the voting rights entitled to be exercised on the issue.

65   Proceedings at meetings of shareholders and interest groups
     The Seventh Schedule governs the proceedings at meetings of shareholders. The Seventh Schedule also governs the proceedings of meetings of any interest group required to be held by the Act, the Rules or this constitution, with all necessary consequential modifications, except that the quorum shall be members of the interest group holding 5% or more of the total number of securities held by all members of that group having the right to vote at the meeting.

     PART C:  DIRECTORS

     APPOINTMENT AND REMOVAL

66   Number and residence of directors is restricted
66.1 The minimum number of directors (other than alternate directors) is 5. The maximum number of directors (other than alternate directors) is 12. At least 2 directors must be ordinarily resident in New Zealand. The shareholders may increase the maximum number of directors by an ordinary resolution. Subject to these limitations the number of directors to hold office shall be fixed from time to time by the Board.

66.2 There is no shareholding qualification for directors.

67   Half of Board to be New Zealand citizens
67.1 A person who is not a New Zealand citizen shall not be eligible for appointment or election as a director if, immediately after his or her appointment or election as such, the number of directors who are New
     Zealand citizens would be less than one half of the total number of directors then in office.
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          Constitution of Telecom Corporation of New Zealand Limited          26
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67.2 If at any time the number of directors who are New Zealand citizens is reduced below one half of the total number of directors then in office, the Board shall ensure (whether by exercising its powers under clause 74 or otherwise) that within two months of the date of that reduction, sufficient directors are appointed so that not less than one half of the total number of directors then in office are New Zealand citizens.

68   Fewer than 5 directors may act for limited purposes
     The Board may act notwithstanding any vacancy, but if and for so long as the number of directors is reduced below the minimum number of 5, the continuing directors may act for the purpose of increasing the number of directors to that minimum number (by the Board making an appointment to fill the vacancy in accordance with this constitution), or of summoning a meeting of security holders, but for no other purpose.

69   Appointment of directors by security holders
     Any person who is not disqualified under the Act may be appointed as a director by an ordinary resolution of security holders either to fill a casual vacancy or, subject to clause 66.1, as an additional director.

70   Nominations to follow procedures
     Nominations for directors must comply with the following procedures:

     70.1 A person (other than a director retiring at the meeting) shall not be elected as a director at a meeting of security holders unless that person has been nominated by a security holder entitled to attend and vote at the meeting;

     70.2 Apart from clause 67 and the restrictions in the Act, there is no restriction on the persons who may be nominated as directors nor is there any precondition to the nomination of a director other than compliance with the time limits in accordance with this clause;

     70.3 The opening date for nominations shall be 3 months, and the closing date for nominations shall be 2 months, before the date of the meeting at which the election is to take place;

     70.4 Notice of every nomination received by the Company before the closing date for nominations must be given by the Company to all persons entitled to attend the meeting together with, or as part of, the notice of the meeting; and
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          Constitution of Telecom Corporation of New Zealand Limited          27
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     70.5 Failure to give a notice of every nomination received by the Company does not invalidate a nomination, but the meeting, as far as the election of directors is concerned, must be adjourned until such notice is given. Any accidental omission to give such a notice to any person entitled to that notice, or if any person entitled to such a notice fails to receive that notice, shall not invalidate the election of a director at that meeting.

71   Appointment of directors to be voted on individually
     A resolution to appoint or elect a director (including a resolution to re-elect any director retiring under clause 73.4) must not be put to holders of securities unless:

     71.1 the resolution is for the appointment of one director; or

     71.2 the resolution is a single resolution for the appointment of two or more directors, and a separate resolution that it be so voted on has first been passed without a vote being cast against it.

Nothing in this clause prevents the election of two or more directors by ballot or poll.

72   Removal of directors
     Any director may be removed from office by an ordinary resolution passed at a meeting called for the purpose of, or for purposes that include, removal of the director.

73   Rotation of directors
73.1 At the annual meeting in every year one third of the directors (calculated as set out in clause 73.2) or, if one third of the directors is not a whole number then the number nearest one third, must retire from office. One managing director appointed by the Board is exempted from the requirement to retire pursuant to this clause but he or she, and all directors other than those appointed pursuant to clause 74 and who are subject to re-election pursuant to that clause, must be included in the number of directors upon which the one third calculation is based.

73.2 For the purpose of calculating the one third of the directors who must retire from office under clause 73.1 the following shall not be counted as part of the one third:

     73.2.1 any director appointed by the Board who is required to be re-elected under clause 74;
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          Constitution of Telecom Corporation of New Zealand Limited          28
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     73.2.2 any director required to retire under clause 75 unless he or she is also due to retire by rotation at the meeting;

     73.2.3 any director who otherwise wishes to retire and does not offer himself or herself for re-election unless he or she is also due to retire by rotation at the meeting.

73.3 The directors to retire at an annual meeting pursuant to clause 73.1 will be those directors who have been longest in office since they were last elected or deemed elected. Persons who became directors on the same day must retire in the same order as they were elected by the shareholders or if elected together (unless they otherwise agree among themselves) in the order determined by lot, unless the Board resolves otherwise.

73.4 In addition, any director appointed to fill a casual vacancy or as an addition to the existing directors since the last annual meeting must retire from office at the annual meeting.

73.5 A retiring director continues to hold office until:

     73.5.1 he or she is re-elected; or

     73.5.2 if he or she is not re-elected, until the shareholders' meeting at which he or she retires (or any adjournment of that meeting) elects someone in his or her place; or

     73.5.3 if the meeting does not elect someone in his or her place, until the end of the meeting or any adjournment of the meeting.

73.6 A retiring director who is eligible for appointment under clauses 67 and 69 and who is not disqualified under the Act is eligible for re-election.

73.7 The shareholders may by ordinary resolution fill the office vacated by a director who is retiring in accordance with this clause 73 by electing a person who is not disqualified under the Act to that office at the annual meeting at which the outgoing director retires. If no new director is elected and if the retiring director (not being disqualified under the Act) is offering himself or herself for re-election, the retiring director shall be regarded as having been re-elected unless it is expressly resolved by ordinary resolution not to fill the vacated office or a resolution for the re-election of that director is put to the meeting and lost.
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          Constitution of Telecom Corporation of New Zealand Limited          29
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74   Board may fill casual vacancy on the Board
     The Board may appoint any person who is not disqualified under the Act to be a director to fill a casual vacancy or as an addition to the existing directors, but subject to the maximum number of directors under clause
     66.1. Any director appointed under this clause (including any person who subsequent to his or her appointment as a director is appointed managing director) shall hold office only until the next annual meeting, and shall then be eligible for re-election, but shall not be taken into account in determining the directors who are to retire by rotation at that meeting.

75   Age limit for appointment of directors
75.1 No person shall be eligible for appointment or election as a director if he or she has attained the age of 70 years at that time.

75.2 A director who attains the age of 70 years after the adoption of this constitution shall forthwith give notice of the fact to the Board and shall retire from office as a director at the first annual meeting of shareholders which occurs after his or her attainment of the age of 70 years.

     CHAIRPERSON

76   Directors to elect chairperson of the Board
     The directors may elect one of their number as chairperson of the Board and (if they think fit) a deputy chairperson, and determine the period for which each is to hold office.

     VACATION OF OFFICE

77 Office of director vacated in certain cases The office of director is vacated if the person holding that office:

     77.1 dies; or

     77.2 becomes disqualified from being a director pursuant to section 151 of the Act; or

     77.3 resigns that office in accordance with clause 78; or

     77.4 absents himself or herself from attendance at meetings of the Board continuously for the space of six months without special leave of absence from the Board and his or her alternate (if any) shall not have attended any such meetings in his or her stead, unless the Board resolves otherwise; or
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          Constitution of Telecom Corporation of New Zealand Limited          30
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     77.5 is removed from office in accordance with this constitution or the
          Act; or

     77.6 being a managing director, ceases for any reason to be in the salaried employment of the Company or any of its subsidiaries, unless the Board resolves otherwise; or

     77.7 retires from office under clause 73 and is not re-elected.

78   Directors' resignation procedure
     A director may resign office by delivering a signed notice of resignation in writing to the address for service of the Company. The notice is effective when it is received at that address or at any later time specified in the notice.

     MANAGEMENT OF THE COMPANY

79   Board to manage Company
     The Company's business and affairs must be managed by, or under the direction or supervision of, the Board, except to the extent that the Act or this constitution provides otherwise.

80   Board has powers necessary to manage Company
     The Board has all the powers necessary for managing, and for directing and supervising the management of, the Company's business and affairs, except to the extent that the Act or this constitution provides otherwise.

81 Special resolutions necessary for major transactions The Company must not enter into a major transaction unless the transaction is:

     81.1 approved by a special resolution of shareholders; or

     81.2 contingent on approval by a special resolution of shareholders.

82 Ordinary resolutions necessary for material transactions with related parties
     The Company must not enter into a material transaction if a related party is, or is likely to become:

     82.1 a direct or indirect party to the material transaction, or to at least one of a related series of transactions of which the material transaction forms part; or
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           Constitution of Telecom Corporation of New Zealand Limited         31
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     82.2 in the case of a guarantee or other transaction of the nature referred to in paragraph (c) of the definition in the Rules of a material transaction, a direct or indirect beneficiary of such guarantee or other transaction;

     unless that material transaction is approved by an ordinary resolution.

83   Exceptions for certain material transactions
     Clause 82 does not apply to:

     83.1 any transaction entered into by the Company with a bank which is a related party of the Company, on arms length terms and in the normal course of banking business, as a result of which transaction the Company has recourse to the credit risk of a bank; or

     83.2 the issue, acquisition or redemption by the Company of securities of the Company, or the giving by the Company of financial assistance for the purposes of, or in connection with, the purchase of securities, or the payment of a distribution to holders of securities, if all holders of securities of the class in question are treated in the same way, so that each such holder has an opportunity to receive the same benefit in respect of each security held by that holder. For the purposes of this clause 83.2, the transfer by the Company of shares held by the Company in itself is deemed to constitute an issue of securities; or

     83.3 any employment or service contract which is a material transaction under Rule 9.2.2(d) where the Exchange is satisfied that the terms of the contract have been set on an arm's length, commercial basis; or

     83.4 any transaction indemnifying any director or employee (as defined in clause 18.7) of the Company or any related company which would be a material transaction under Rule 9.2.2(c), where such director or employee at the time the indemnity is to be granted, has not been involved in any proceedings, threatened proceedings or circumstances in any capacity which are likely to result in a claim by the director or employee under the proposed indemnity; or

     83.5 arrangements, amalgamations or compromises pursuant to Part XV of the Act.
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              Constitution of Telecom Corporation of New Zealand              32
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84   Ordinary resolutions required for control transactions
     Notwithstanding the provisions of clauses 14 to 19 and 43 to 49, the Company must not issue, acquire, or redeem securities if:

     84.1 there is a significant likelihood that the issue, acquisition, or redemption will result in any person or group of associated persons materially increasing their ability to exercise, or direct the exercise of (either then or at any future time) effective control of the Company; and

     84.2 that person or group of associated persons is entitled before the issue, acquisition, or redemption to exercise or direct the exercise of, not less than 1% of the total votes attaching to securities of the Company;

     unless the precise terms and conditions of the issue, acquisition or redemption have been approved by an ordinary resolution.

85 Ordinary resolutions required for certain asset acquisitions or dispositions
     The Company must not (subject to clause 86) enter into any transaction or series of linked or related transactions to acquire, sell, lease, exchange, or otherwise dispose of (otherwise than by way of charge) assets of the Company or assets to be held by the Company:

     85.1 which would change the essential nature of the business of the Company; or

     85.2 in respect of which the gross value is in excess of 50% of the lesser of the average market capitalisation or gross value of assets of the Company;

     except with the prior approval of an ordinary resolution or a special resolution if section 129 of the Act applies. The notice of meeting containing the resolution to approve any such intended transaction must contain or be accompanied by such information, reports, valuations, and other material as are necessary to enable the holders of securities to appraise the implications of the transactions.

86   Exceptions for certain acquisitions and dispositions
     Clause 85 does not apply to any transaction entered into by the Company with a bank, on arms length terms and in the ordinary course of banking
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              Constitution of Telecom Corporation of New Zealand              33
     ------------------------------------------------------------------------

     business, as a result of which transaction the Company has recourse to the credit risk of a bank.

     PROCEEDINGS OF THE BOARD

87   Meetings of the Board
     The Eighth Schedule governs the proceedings at meetings of the Board except where otherwise agreed by all the directors for the time being in relation to any particular meeting or meetings. The third schedule to the Act does not apply to proceedings of the Board.

88   Written resolutions of Board permitted
     A resolution in writing signed or assented to by all of the directors entitled to vote on that resolution (or their alternate directors) is as valid and effective as if it had been passed at a meeting of the Board duly convened and held provided that prior notice of the resolution has been given to those directors not entitled to vote and those directors have acknowledged in writing that they do not require a meeting to be held.

89   Written resolutions may be in counterparts
     Any written resolution may consist of several copies of the resolution, each signed or assented to by one or more of the directors (or their alternate directors). A copy of a written resolution, which has been signed and is sent by facsimile or any similar means of communication, will satisfy the requirements of this clause. A copy must be sent to any director who did not sign the resolution.

     DELEGATION OF POWERS

90   Restriction on Board's right to delegate its powers
     The Board may delegate to a committee of directors, a director, an employee of the Company or any other person, any one or more of its powers other than its powers under any of the sections of the Act set out in the second schedule to the Act.

91   Board delegates to comply with regulations
     In exercising the Board's delegated powers, any committee of directors, director, employee of the Company or any other person must comply with any regulations that the Board may impose.

92   Committee proceedings
92.1 A committee of the Board comprising more than one person may elect a chairperson of its meetings. If no such chairperson is elected, or if at any
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              Constitution of Telecom Corporation of New Zealand              34
     ---------------------------------------------------------------------

     meeting the chairperson is not present within 15 minutes after the time appointed for holding the meeting, the members present may choose one of their number to be chairperson of the meeting.

92.2 A committee of the Board may meet and adjourn as it thinks proper. Questions arising at any meeting of a committee comprising more than one person shall be determined by a majority of votes of the members present, and in case of an equality of votes the chairperson of the meeting shall have a second and casting vote except when only two members are present at the meeting.

92.3 The provisions of this constitution (including those relating to the signing of written resolutions and to teleconference meetings) relating to the meetings and proceedings of the Board shall, so far as not altered by any regulations made by the Board, apply also to the meetings and proceedings of any committee. The quorum of any committee shall be:

     92.3.1 the number of members of the committee where the committee comprises not more than two members; and

     92.3.2 two members where the committee comprises three or more members;

     in both cases unless the Board specifies otherwise.

     INTERESTED DIRECTORS

93   Directors must disclose their interests
     As soon as a director becomes aware of the fact that he or she is interested in a transaction or proposed transaction with the Company, that director must cause to be entered in the interests register, and disclose to the Board:

     93.1 the nature and monetary value of his or her interest (if the monetary value of the interest is able to be quantified); or

     93.2 the nature and extent of his or her interest (if the monetary value of the interest cannot be quantified).

     The word "interested" where used in this constitution in relation to a director has the meaning set out in section 139 of the Act.
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           Constitution of Telecom Corporation of New Zealand Limited         35
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93A  Exception
     The provisions of clause 93 shall not apply to a director if:

     93A.1 the transaction or proposed transaction is between the director and the Company; and

     93A.2 the transaction or proposed transaction is or is to be entered into in the ordinary course of the Company's business and on usual terms and conditions.

94   General disclosure in certain cases will suffice
     For the purposes of clause 93 a general notice entered in the interests register or disclosed to the Board to the effect that a director:

     94.1 is a shareholder, director, officer, or trustee of another named company or other person; and

     94.2 is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that other company or person,

     is a sufficient disclosure of that interest in relation to that transaction.

95   Failure to disclose does not affect validity of transaction
     Any failure by a director to comply with clause 93 does not affect the validity of a transaction entered into by the Company or the director. However, the transaction may be avoided under clause 96.

96   Company may avoid transaction if director interested
     Where the Company enters into a transaction in which a director is interested, the Company may avoid that transaction in accordance with the Act.

97   Interested director must not vote
     A director of the Company who is interested in a transaction entered into, or to be entered into, by the Company must not:

     97.1 vote on a matter relating to that transaction; or

     97.2 be included among the directors present at a meeting of directors at which a matter relating to that transaction arises for the purpose of a quorum,
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           Constitution of Telecom Corporation of New Zealand Limited         36
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     except that the director may vote in respect of and be counted in the quorum for the purposes of a matter relating to that transaction in which that director is interested if the matter is one in respect of which, pursuant to an express provision of the Act, directors are required to sign a certificate, or is one which relates to the grant of an indemnity pursuant to section 162 of the Act.

     A director who is interested in a transaction may:

     97.3 attend a meeting of directors at which a matter relating to the transaction arises; or

     97.4 sign a document relating to the transaction on behalf of the Company;
          or

     97.5 do anything else as a director in relation to the transaction as if he or she were not interested in the transaction.

     REMUNERATION

98   Board's power to authorise remuneration is limited
98.1 The power of the Board to authorise the payment of remuneration by the Company to a director in his or her capacity as a director is subject to authorisation by ordinary resolution. Nothing in this clause affects the remuneration of managing directors in their capacity as executives.

98.2 Notwithstanding clause 98.1:

     98.2.1 a director is entitled to be paid or reimbursed for reasonable travelling, accommodation and other expenses incurred in relation to management of the Company; and

     98.2.2 subject to any applicable restrictions in the Rules, the Board may authorise the payment of special remuneration to a director undertaking work additional to that expected of the other directors, without requiring authorisation of shareholders.

99   Shareholders may determine directors' remuneration
     The shareholders may at any shareholders' meeting by ordinary resolution determine the sum or sums to be paid to the directors for their services as directors of the Company (but excluding services as managing director).
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          Constitution of Telecom Corporation of New Zealand Limited          37
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100   Fixing directors' remuneration
      Each ordinary resolution approving or determining directors' remuneration must express the remuneration as either:

      100.1 a monetary sum per annum payable to all directors taken together; or

      100.2 a monetary sum per annum payable to any person who from time to time holds office as a director.

      If remuneration is expressed in accordance with clause 100.1:

      100.3 the remuneration must be divided in such proportions and in such manner as the Board may determine. If there is no determination the remuneration must be divided equally;

      100.4 in the event of an increase in the total number of directors holding office, the Board may, without the authorisation of an ordinary resolution, increase the total remuneration by such amount as is necessary to enable the Company to pay to the additional director or directors remuneration not exceeding the average amount then being paid to each of the other non-executive directors (other than the chairperson).

101   Determination applies until ordinary resolution is passed
101.1 A determination pursuant to clause 99 applies to the year for which that determination is passed and to all subsequent years until the shareholders in a meeting by ordinary resolution alter that determination. An ordinary resolution which increases the amount fixed pursuant to a previous resolution must not be passed at a meeting of the shareholders unless notice of the amount of increase has been given in the notice of meeting. Nothing in this clause affects the remuneration of managing directors in their capacity as executives.

101.2 Directors' remuneration for work not in the capacity of a director may be approved by the directors without shareholder approval, subject to clauses 82 and 83 (if applicable).

102   Payments upon cessation of office
      The Company may make a payment to a director or former director, or his or her dependants, by way of a lump sum or pension, upon or in connection with the retirement or cessation of office of that director, only if:
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          Constitution of Telecom Corporation of New Zealand Limited          38
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     102.1 the total amount of the payment (or the base for the pension) does not exceed the total remuneration of the director in his or her capacity as a director in any three years chosen by the Company; or

     102.2 the payment is authorised by an ordinary resolution.

     Nothing in this clause affects any amount paid to a managing director upon or in connection with the termination of his or her employment with the Company, or the payment of any amount attributable to the contribution (or any related normal subsidy) made by a director to a superannuation scheme.

     ALTERNATE DIRECTORS

103  Directors may appoint and remove alternate directors
     Every director may:

     103.1 appoint any person who is not a director and is not disqualified by this constitution or the Act from being a director, and whose appointment has been approved in writing by a majority of the other directors, to act as an alternate director in his or her place either for a specified period, or generally during the absence or inability to act from time to time of such director; and

     103.2 remove his or her alternate director from that office,

     by giving written notice to that effect to the Company. A majority of the other directors may similarly remove an alternate of a director from that office. No director shall appoint a deputy or agent otherwise than by way of appointment of an alternate director, under this clause.

104  Alternate director has powers of appointor
     While acting in the place of the director who appointed him or her, the alternate director:

     104.1 has, and may exercise and discharge, all the powers, rights, duties and privileges of that director (including the right to receive notice of, and participate in, meetings of the Board, and the power to sign any document, including a written resolution, but excluding the right to act as chairperson, deputy chairperson or managing director, and the right to appoint an alternate);
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          Constitution of Telecom Corporation of New Zealand Limited          39
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     104.2 is also subject to the same terms and conditions of appointment as that director, except that he or she shall not be entitled to receive remuneration other than such proportion (if any) of the remuneration otherwise payable to his or her appointor as the appointor may by notice in writing to the Company from time to time direct.

105  Automatic termination of appointment of alternate director
     The appointment of an alternate director terminates automatically if the director who appointed him or her ceases to be a director, or if an event occurs which if he or she were a director would cause him or her to vacate such office. A director retiring by rotation at a meeting of the Company and being re-elected at that meeting shall not be treated as having ceased to be a director.

     MANAGING DIRECTOR

106  Board may appoint managing director
     The Board may appoint one of the directors to the office of managing director for a term not exceeding 5 years and on such other terms as the Board thinks fit. If the Board determines, a managing director may be referred to as the Chief Executive of the Company. A managing director may be reappointed at any time within three months before the expiration of such term of appointment for a further period not exceeding 5 years, and may be reappointed for a further term of 5 years in the same manner.

107  Managing director subject to same provisions
     Subject to this constitution and the terms of any agreement entered into between the Board and the director concerned, the managing director is subject to the same provisions regarding resignation, removal and disqualification as the other directors of the Company, and the Board may revoke the appointment with or without cause, and the remedy for any breach of such agreement shall be in damages only, and he or she shall have no right to claim to continue in office contrary to the will of the Board. The appointment of a managing director shall terminate automatically if he or she ceases to be a director.

108  Remuneration of managing director
     A managing director will receive in addition to remuneration for services as a director such remuneration and benefits as the Board may determine.
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          Constitution of Telecom Corporation of New Zealand Limited          40
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109   Powers conferred on managing director
      Subject to clause 90, the Board may:

      109.1 confer on a managing director any of the powers exercisable by the Board; and

      109.2 without affecting the powers of the managing director to act as a member of the Board, impose such terms and conditions and such restrictions as the Board thinks fit; and

      109.3 withdraw, alter, vary or revoke any of the powers it confers under this clause 109.

110   Managing director has no power to appoint alternate managing director
      The power to appoint an alternate director conferred on directors by this constitution does not confer on any managing director the power to appoint an alternate managing director.

      PART D:  GENERAL

111   Secretary
111.1 The Board may from time to time appoint one or more persons (other than a body corporate) to act as Secretary or deputy Secretary of the Company for such terms, at such remuneration, and upon such conditions as the Board thinks fit.

111.2 Subject to clause 90, the Secretary has the powers conferred by this constitution and any other powers the Board may confer on the Secretary.

111.3 If the Board thinks fit, two or more persons may be appointed under clause
      111.1 as joint Secretaries.

111.4 Any Secretary or joint Secretary may, at any time, be removed from office by the Board, but without prejudice to any claim for damages for breach of any contract of service between him or her and the Company.

      CHANGE OF COMPANY NAME

112   A director may apply to change Company name
      A director may apply to the Registrar of Companies to change the name of the Company if the Board has approved the director doing so. An



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          Constitution of Telecom Corporation of New Zealand Limited       41
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      application to change the name of the Company shall not be an amendment to this constitution in terms of the Act.

      INDEMNITY AND INSURANCE FOR DIRECTORS AND EMPLOYEES

113   Indemnity for directors and others
      Subject to clause 115 every director of the Company shall be indemnified by the Company:

      113.1 for any costs incurred by him or her in any proceeding that relates to liability for any act or omission in his or her capacity as a director of the Company or a director of a subsidiary of the Company and in which judgment is given in his or her favour, or in which he or she is acquitted, or which is discontinued; and

      113.2 in respect of liability to any person other than the Company or a related company for any act or omission by him or her in his or her capacity as a director of the Company or a director of a subsidiary of the Company, or costs incurred by him or her in defending or settling any claim or proceeding relating to any such liability.

114   Indemnity power
      Subject to clause 115 the Company may, with the prior approval of the Board, indemnify a director or an employee of the Company or a related company:

      114.1 for any costs incurred by him or her in any proceeding that relates to liability for any act or omission by him or her in such capacity and in which judgment is given in his or her favour, or in which he or she is acquitted, or which is discontinued; and

      114.2 in respect of liability to any person other than the Company or a related company for any act or omission by him or her in such capacity, or costs incurred by him or her in defending or settling any claim or proceeding relating to any such liability.

115   Exceptions and definitions
115.1 An indemnity conferred by clause 113.2 or given pursuant to clause 114.2, shall not apply in respect of:

      115.1.1  any criminal liability; or
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          Constitution of Telecom Corporation of New Zealand Limited      42
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      115.1.2  in the case of an employee of the Company or a related company, any liability in respect of a breach of any fiduciary duty owed to the Company or related company; or

      115.1.3 in the case of a director of the Company or a director of a related company, any liability in respect of a breach of the duty specified in section 131 of the Act.

115.2 In clauses 113 and 114 "director" includes a former director and other words given extended meanings in section 162 of the Act have those extended meanings.

116   Company may effect insurance for directors and employees
      The Company may, with the prior approval of the Board, effect insurance for a director or employee of the Company or a related company for any liability or costs for which a company may effect insurance for a director or employee under the Act. The Board may determine the amounts and the terms and conditions of any such insurance.

      SERVICE OF DOCUMENTS ON SHAREHOLDERS

117   Notice to natural persons
      A notice, statement, report, accounts, or other document to be sent to a shareholder who is a natural person may be:

      117.1    delivered to that person; or

      117.2 posted to that person's address (being the address shown in the share register or such other address as may have been notified in writing to the Company by the shareholder) or delivered to a box at a document exchange which that person is using at the time; or

      117.3 sent by facsimile machine to a telephone number used by that person for the transmission of documents by facsimile; or

      117.4 sent electronically to the address provided to the Company by that person for the receipt of documents electronically.
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          Constitution of Telecom Corporation of New Zealand Limited       43
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118   Notice to companies
      A notice, statement, report, accounts, or other document to be sent to a shareholder that is a company (not being an overseas company) may be sent as follows:

      118.1 by delivery to a person named as a director of the company on the New Zealand register; or

      118.2 by delivery to an employee of the company at the company's head office or principal place of business; or

      118.3 by leaving it at the company's registered office or address for service; or

      118.4  in accordance with an agreement made with the company; or

      118.5 by posting it to the company's registered office or address for service or delivering it to a box at a document exchange which the company is using at the time; or

      118.6 by sending it by facsimile machine to a telephone number used for the transmission of documents by facsimile at the company's registered office or address for service or its head office or principal place of business; or

      118.7 by sending it electronically to the address provided to the Company by that company for the receipt of documents electronically.

      For the purposes of this clause 118, the address for service of a shareholder that is a company shall be the address shown on the share register.

119   Notice to overseas companies
      A notice, statement, report, accounts or other document to be sent to a shareholder that is an overseas company may be sent as follows:

      119.1 by delivery to a person named in the overseas register as a director of the overseas company and who is resident in New Zealand; or
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          Constitution of Telecom Corporation of New Zealand Limited       44
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      119.2  by delivery to a person named in the overseas register as being authorised to accept service in New Zealand of documents on behalf of the overseas company; or

      119.3 by delivery to an employee of the overseas company at the overseas company's place of business in New Zealand or, if the overseas company has more than one place of business in New Zealand, at the overseas company's principal place of business in New Zealand; or

      119.4 by posting it to the address of the overseas company shown in the share register or the overseas company's principal place of business in New Zealand or by delivering it to a box at a document exchange which the overseas company is then using at the time; or

      119.5 by sending it by facsimile machine to a telephone number used for the transmission of documents by facsimile at the principal place of business in New Zealand of the overseas company; or

      119.6 by sending it electronically to the address provided to the Company by that company for the receipt of documents electronically.

120   Manner and proof of service
      Subject to clause 121, for the purposes of clauses 117, 118 and 119:

      120.1 if a document is to be served by delivery to a natural person, service must be made -

             120.1.1 by handing the document to the person; or

             120.1.2 if the person refuses to accept the document, by bringing it to the attention of, and leaving it in a place accessible to, the person;

      120.2 a document posted or delivered to a document exchange is deemed to be received 5 working days, or any shorter period as the Court may determine in a particular case, after it is posted or delivered;
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          Constitution of Telecom Corporation of New Zealand Limited       45
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      120.3  a document sent by facsimile machine is deemed to have been received on the working day following the day on which it was sent;

      120.4 a document sent electronically is deemed to have been received on the working day following the day on which a delivery-receipt message is received by the person who sent the document;

      120.5 in proving service of a document by post or by delivery to a document exchange, it is sufficient to prove that:

             120.5.1  the document was properly addressed; and

             120.5.2  all postal or delivery charges were paid; and

             120.5.3 the document was posted or was delivered to the document exchange;

      120.6 in proving service of a document by facsimile machine it is sufficient to prove that the document was properly transmitted by facsimile machine to the person concerned;

      120.7 in proving service of a document electronically it is sufficient to prove that the document was properly addressed and that a delivery-receipt message was received by the person who sent the document.

121   Effect of not receiving a document
      A document is not to be deemed to have been served or sent or delivered to a person if the person proves that, through no fault on the person's part, the document was not received within the time specified.

122   Notice where shareholder has no registered address
      If a shareholder has no registered address that shareholder shall not be entitled to have any notice from the Company and all proceedings taken without notice to any such shareholder shall be as valid as if that shareholder had due notice. If a shareholder has no registered address, a notice may (but need not) be given by the Company to any such shareholder by advertisement in a newspaper circulating in the neighbourhood of the registered office addressed to the shareholders of the Company generally and any notice so given shall be deemed to have been duly given at noon on the day on which the advertisement appears.
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          Constitution of Telecom Corporation of New Zealand Limited       46
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123   Notice to joint holders
      A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder first named in the register in respect of the share.

124   Notice to representatives or manager
      A notice may be given by the Company to the person entitled to a share in consequence of the mental disorder, death or bankruptcy of a shareholder, by sending it to him or her by name, or by the title of the manager of the mentally disordered person, or the legal personal representatives of the deceased, or the assignee of the bankrupt, or by any like description, as the case may be. The notice may be sent to the address, if any, supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the mental disorder, death or bankruptcy had not occurred.

      EXECUTION OF CONTRACTS

125   Manner of execution
      A contract or other enforceable obligation may be entered into by the Company as follows:

      125.1 an obligation which, if entered into by a natural person, would, by law, be required to be by deed, may be entered into on behalf of the Company in writing signed under the name of the Company by -

             125.1.1 two or more directors; or

             125.1.2 a director, or other person or class of persons authorised by the Board whose signature or signatures must be witnessed; or

             125.1.3 one or more attorneys appointed by the Company in
                     accordance with clause 127;

      125.2 an obligation which, if entered into by a natural person, is by law, required to be in writing, may be entered into on behalf of the Company in writing by a person acting under the Company's express or implied authority;
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          Constitution of Telecom Corporation of New Zealand Limited       47
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      125.3  an obligation which, if entered into by a natural person, is not, by law, required to be in writing, may be entered into on behalf of the Company in writing or orally by a person acting under the Company's express or implied authority; and

      125.4 by the affixing and witnessing of the seal of the Company as provided in clause 126.

126   The seal
126.1 The Board shall provide for the safe custody of the seal which shall be used only by the authority of the Board, or of a committee of the Board authorised in that behalf. Every instrument to which the seal is affixed shall be signed by one director and shall be countersigned by the Secretary or by a second director or by some other person appointed by the Board for this purpose.

126.2 The Board may by resolution determine, either generally or in any particular case, that the signature or signatures of any of the persons referred to in clause 126.1 may be dispensed with or may be affixed by some mechanical means to be specified in such resolution. The Board may also by resolution determine, either generally or in any particular case, that a facsimile of the seal may be affixed to any instrument in place of the seal by some mechanical means to be specified in such resolution provided that such dispensation or the use of such means is by such resolution restricted to certificates for securities which have first been approved for sealing by the Board or a person or persons nominated for this purpose by the Board.

127   Company may appoint attorneys
      The Company may, by an instrument in writing executed in accordance with clause 125, appoint one or more persons as its attorney or attorneys either generally or in relation to a specified matter or matters. An act of an attorney in accordance with the instrument binds the Company.

      REMOVAL OF COMPANY FROM NEW ZEALAND REGISTER

128   Directors may remove Company from New Zealand register
      If the Company:

      128.1 has ceased to carry on business, discharged in full its liabilities to all known creditors, and distributed its surplus assets in accordance with the Act; or
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          Constitution of Telecom Corporation of New Zealand Limited       48
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      128.2  has no surplus assets after paying its debts in full or in part, and no creditor has applied to the Court for an order putting the Company into liquidation,

      the Board may request the Registrar to remove the Company from the New Zealand register.

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          Constitution of Telecom Corporation of New Zealand Limited
                               (First Schedule)                            49
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                                FIRST SCHEDULE
                   KIWI SHARE AND RIGHTS OF KIWI SHAREHOLDER

1    Definitions
     In this Schedule, if not inconsistent with the context:

     "affected share" means any share which is treated as such pursuant to clause 7;

     "capital" means the share capital of the Company (including the Kiwi
     Share);

     "Crown"  means Her Majesty the Queen in right of New Zealand;

     "employee" means an employee or officer of the Company or of any subsidiary or associated company of the Company, a labour-only contractor, consultant, or consultant company who or which contracts with the Company or with any subsidiary or associated company of the Company, any person whose services are provided or are to be provided to the Company or to any subsidiary or associated company of the Company pursuant to any contract or other arrangement, any trustee or trustees on behalf of any of the above persons, and any trustee or trustees of or in respect of any pension, superannuation or like fund established for the benefit of any of the above persons;

     "Kiwi Share" means the convertible preference share referred to in clause
     1.1 of this constitution and having the rights and limitations specified in clause 3;

     "Kiwi Shareholder" means the Minister of Finance on behalf of the Crown, as holder of the Kiwi Share;

     "New Zealand business" means, for the purposes of paragraph (d) of the definition of the term New Zealand national, any one or more of the following:-

     (a) a person exempted from the requirements of Parts II and III of the Overseas Investment Regulations 1995 by virtue of an exemption notice issued under those regulations;

     (b)  any person named in, or in a schedule to, any such exemption notice;
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          Constitution of Telecom Corporation of New Zealand Limited
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     (c)  if the regulations referred to in paragraph (a) of this definition are revoked, any person falling within that paragraph or paragraph (b) of this definition at the date of the revocation;

     (d)  any subsidiary of any person referred to in paragraph (a) or paragraph
          (b) or paragraph (c) of this definition;

     (e) underwriters or sub-underwriters of any offer of voting shares for subscription or purchase;

     "New Zealand national" means:

     (a) any New Zealand citizen, or any person who has attained the age of 18 years and is of full capacity who would, in the opinion of the Board, meet the requirements for citizenship set out in section 8(2) of the Citizenship Act 1977 (or any provision enacted in substitution for that section) if that person made an application for citizenship on the date on which his or her status as a New Zealand national is considered for the purposes of this constitution;

     (b) the Crown or any department or instrument of the executive government of New Zealand or any person acting on behalf of the Crown or any such department or instrument;

     (c) any municipal, local, statutory or other authority formed or established in New Zealand or any instrument of local government in New Zealand;

     (d)  any New Zealand business;

     (e)  any company, or other body corporate, that -

          (i) is established in New Zealand and has its registered office in New Zealand and that is substantially owned and effectively controlled by persons coming within any of paragraphs (a) to (d) of this definition; or

          (ii) is not an overseas person within the meaning of the Overseas Investment Act 1973;

     (f) the trustees of any employee share purchase scheme operated by way of a trust for the benefit of any employees, where all the trustees
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          Constitution of Telecom Corporation of New Zealand Limited
                               (First Schedule)                             51
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          are persons coming within any of paragraphs (a) to (e) of this definition and where all voting rights in respect of all shares to which the scheme relates are held by the trustees;

     "person" includes a natural person, a company, a corporation, and any combination or association of natural persons or corporate or unincorporated bodies (in each case whether or not having a separate legal identity);

     "relevant interest" has the meaning set out in clause 9;

     "representative" means a person authorised by a corporation in accordance with clause 49 of the Seventh Schedule or, in the case of the Kiwi Shareholder, in writing by the person named in the last notice received by the Secretary pursuant to clause 3.1 to act as its or his or her representative at a meeting of the shareholders of the Company;

     "subsidiary" has the meaning set out in section 5 of the Act;

     "voting share" means a security that confers a right to vote at meetings of the shareholders of the Company (whether or not there is any restriction or limitation on the number of votes that may be cast by or on behalf of the holder of the security), not being a right to vote that, under the conditions attached to the security, is exercisable only in one or more of the following circumstances:

     (a) during a period in which a dividend (or part of a dividend) in respect of the security is in arrears;

     (b)  on a proposal to reduce the capital;

     (c)  on a proposal that affects rights attached to the security;

     (d)  on a proposal to put the Company into liquidation;

     (e) on a proposal for the disposal of the whole of the property, business, and undertaking of the Company;

     (f)  during the liquidation of the Company;
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          Constitution of Telecom Corporation of New Zealand Limited
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     For the purposes of this Schedule, a body corporate is related to another body corporate if:

     (a)    the other body is its holding company or subsidiary; or

     (b) there is another body corporate to which both bodies are related by virtue of paragraph (a) of this definition,

     and related body corporate has a corresponding meaning.

2    Construction
     Unless stated otherwise, references to clauses are to clauses in this Schedule.

3    Rights and limitations
     The following rights and limitations shall be attached to the Kiwi Share:

     3.1 The Kiwi Share shall be held by, and registered in the name of, the Minister of Finance on behalf of the Crown. The Minister of Finance may from time to time give written notice to the Secretary of the person who is entitled to exercise the rights and powers of the Kiwi Shareholder. The Company shall regard as the person entitled to exercise the rights and powers of the Kiwi Shareholder, the person identified by name or office in the last such notice received by the Secretary.

     3.2 Notwithstanding any provision of this constitution to the contrary, each of the following matters shall be deemed to be a variation of the rights attaching to the Kiwi Share and shall accordingly not be effective without the consent in writing of the Kiwi Shareholder:

          3.2.1 the amendment, or removal, or alteration of the effect of, all or any of the following clauses and definitions:

                 The following definitions in clause 1.1 of this constitution, or defined by reference to the Rules in clause 1.2 of this constitution or the Act in clause 1.3 of this constitution:

                 "this constitution", "Board", "Company", "director", "holding company", "New Zealand citizen", "share register", "the Secretary", "security", "share", "shareholder";
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          Constitution of Telecom Corporation of New Zealand Limited
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                  Clause 31 of this constitution: Registration not to affect other powers;

                  this Schedule: Kiwi Share and rights of Kiwi Shareholder;

                  Clause 67 of this constitution: Half of Board to be New Zealand citizens;

                  Clause 21 of the Eighth Schedule: Voting on resolutions;

                  Clause 22 of the Eighth Schedule: Chairperson shall not have a casting vote.

          3.2.2 any act or omission to act that contravenes or fails to comply with any of the clauses specified in clause 3.2.1, whether or not the act or omission is that of the Board or the shareholders in a meeting and whether or not the act or omission has been approved by a special resolution of shareholders.

     3.3 The clauses and definitions referred to in clause 3.2.1 are hereby deemed to confer rights which attach to the Kiwi Share and which are legally enforceable against the Company at the suit of the Kiwi Shareholder. In the event of the Kiwi Shareholder bringing proceedings to enforce the rights attaching to the Kiwi Share and having judgment awarded in its favour, the Company shall indemnify the Kiwi Shareholder against all the costs of that action on a solicitor and own client basis.

     3.4 The Kiwi Shareholder shall be entitled to receive notice of and, either by the person named in the last notice given pursuant to clause
          3.1 or by that person's representative, to attend any meeting of shareholders or any meeting of any class of shareholders, and to speak on any matter relating to rights attaching to the Kiwi Share, but the Kiwi Share shall carry no right to vote nor any other rights at any such meeting.

     3.5 In a distribution of capital in a liquidation of the Company, the Kiwi Shareholder shall be entitled to repayment of the capital paid up on the Kiwi Share in priority to any repayment of capital to any other shareholder. The Kiwi Share shall confer no other right to participate in the capital or profits of the Company.
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          Constitution of Telecom Corporation of New Zealand Limited
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     3.6   The Kiwi Shareholder may convert the Kiwi Share into an ordinary share at any time, by notice in writing to the Secretary, which notice shall be accompanied by the share certificate for the Kiwi Share. In that event the Kiwi Share shall be converted into an ordinary share as from the date of receipt of the notice by the Secretary, the rights and limitations relating to ordinary shares shall be attached to the share in place of the rights and limitations specified in this clause 3, there shall cease to be a Kiwi Share and a Kiwi Shareholder, clauses 3 (except this clause 3.6) 4, 5 and 6.2 shall cease to apply, and all references to the Kiwi Share and the Kiwi Shareholder in this constitution shall cease to have any application.

     3.7 Any approval or consent required of the Kiwi Shareholder under this constitution may be given on such terms and conditions as the Kiwi Shareholder thinks fit. The giving of any such approval or consent shall not derogate from the need to obtain any approval or consent of the Crown under any enactment.

4    Alteration of clause 3
     Notwithstanding any other provision of this constitution, the rights and limitations attached to the Kiwi Share under clause 3 shall not be altered without the consent in writing of the Kiwi Shareholder.

5    Provision of telephone services
5.1 Notwithstanding clauses 79 and 80 of this constitution, and any resolution of the shareholders, unless the Kiwi Shareholder agrees otherwise in any particular case or class of cases-

     5.1.1 The Company shall ensure that it and those of its subsidiaries which from time to time provide an "ordinary residential telephone service" (as that term is defined in clause 5.3) (in this clause 5, together called "Telecom") observe the principles relating to the provision of telephone services set out in clause 5.2; and

     5.1.2 The Board shall not manage the business, or exercise any powers, of the Company in a manner which is inconsistent with those principles.

Without limiting the generality of clause 3.3, the Kiwi Shareholder may, in its discretion and without being required to do so, bring proceedings to enforce the rights conferred by this clause 5. It is expressly declared that this clause 5 is not intended to confer any benefit on, and is not
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          Constitution of Telecom Corporation of New Zealand Limited
                               (First Schedule)                             55
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     enforceable by, any person other than the Kiwi Shareholder. Nothing in this constitution shall limit, or require Telecom to contravene, any enactment or rule of law.

5.2 The principles relating to the provision of telephone services referred to in clause 5.1 are as follows:

     5.2.1 Local Call Charging - A local free-calling option will be maintained for all residential customers. Telecom may, however, develop optional tariff packages which entail local call charges for those who elect to take them, as an alternative;

     5.2.2 Price Movement - Telecom will charge no more than the standard residential rental for ordinary residential telephone service and from 1 November 1989 the pre-GST standard residential rental will not be increased in real terms provided that overall profitability of the subsidiary regional operating companies, as evidenced by their audited accounts, is not unreasonably impaired;

     5.2.3 Standard Prices and Availability - The line rental for residential users in rural areas will be no higher than the standard residential rental and Telecom will continue to make ordinary residential telephone service as widely available as it is at 11 September 1990.

5.3 For the purposes of clause 5.2, the term "standard residential rental" means the Standard Residential Rental specified on page 6 of the Company's Standard List of Charges for Local Telephone Services effective 1 November 1989 (as amended from time to time in accordance with clause 5.2.2) and the terms "ordinary residential telephone service" and "local free calling option" mean the standard local telephone service provided to residential customers for the Standard Residential Rental in accordance with the Company's usual terms and conditions.

5.4 For the purposes of clause 5.2.2, real price calculations will be made using the Consumer Price Index (for all groups as defined at 1 November
     1989) as deflator.

6    Limitations on shareholdings
6.1 No person shall have a relevant interest in 10 percent or more of the total voting shares for the time being without, and except in accordance with the
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     terms of, the prior written approvals of each of the Kiwi Shareholder and the Board given under this clause 6.1.

6.2 No person who is not a New Zealand national shall have a relevant interest in more than 49.9 percent of the total voting shares for the time being without, and except in accordance with the terms of, the prior written approval of the Kiwi Shareholder given under this clause 6.2.

7    Power to sell where clause 6 breached
7.1 The provisions of clauses 7.2 to 7.11 inclusive shall apply if either the Board determines, or the Kiwi Shareholder determines after consultation with the Board, that there are reasonable grounds for believing that a person has a relevant interest in voting shares in breach of clause 6. Where the Kiwi Shareholder makes such a determination and the Board fails to act pursuant to the following provisions of this clause 7 within such period of time as the Kiwi Shareholder considers is reasonable, or fails (in the opinion of the Kiwi Shareholder) to act in a manner which remedies the basis of the determination, the Kiwi Shareholder may act pursuant to the following provisions of this clause 7, and where the Kiwi Shareholder has so acted, those provisions shall apply in relation to the voting shares in question as if every reference therein to the Board was a reference to the Kiwi Shareholder and not to the Board, and the Company, the Board and every officer of the Company shall do everything necessary on its, his, or her part to enable the exercise by the Kiwi Shareholder of the powers given to the Kiwi Shareholder under those provisions.

7.2 After such determination, the Board may, by notice in writing served on any registered holder of voting shares to which the determination relates, require that holder to lodge with the Board within 21 days of the date on which such notice is served by the Board, a statutory declaration (or other disclosure if required by the Board) giving such information as the Board may reasonably require for the purposes of determining whether to exercise its powers under this clause 7.

7.3 Where the registered holder of any voting shares does not comply with clause 7.2, or the Board in its discretion considers that any disclosure required by clause 7.2 or other information reveals that any person, without the written consent of the Board and/or the Kiwi Shareholder, as the case may be, holds a relevant interest in any voting shares in contravention of clause 6, the Board may, subject to clause 7.4, serve a notice on the registered holder of those voting shares declaring those voting shares to be affected shares.
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7.4  The Board shall serve notice upon the registered holder of any voting shares of its intention to declare those shares to be affected shares. The holder may make representations to the Board as to why any such voting shares should not be treated as affected shares, within 14 days of receiving the above mentioned notice from the Board. If after taking into consideration any such representations, the Board in its discretion determines that such shares shall be treated as affected shares, it may immediately serve a notice on the registered holder declaring those voting shares to be affected shares.

7.5 A registered holder of affected shares shall, if the Board so directs, not be entitled to vote in respect of such affected shares at any shareholders' or class meeting of the Company and in that event the votes attached to such affected shares shall vest in and may be exercised by the chairperson of any such meeting who may act entirely at his or her discretion. This shall be without prejudice to the right of any such registered holder to attend or speak at any shareholders' or class meeting of the Company.

7.6 A registered holder of affected shares shall, within three months (or such longer period as the Board may determine) of receiving the notice declaring those voting shares to be affected shares, ensure that either the affected shares or one or more persons' relevant interests therein are disposed of, in whole or in part, so that no person has a relevant interest in the affected shares in breach of clause 6. If, after three months (or such longer period as aforesaid), the Board is not satisfied that such a disposal has been made, the Board may arrange for the sale of some or all of the affected shares on behalf of the registered holder at the best price reasonably obtainable at the relevant time, based upon advice obtained by it for the purpose, so that no person has a relevant interest in the affected shares in breach of clause 6. For this purpose, the registered holder shall be deemed to have appointed, and does hereby appoint, the Company as its agent and its attorney, in each case with full authority to act on its behalf in relation to the sale of the affected shares and to sign all documents relating to such sale and transfer of the affected shares and the Board may register a transfer of the affected shares so sold, whether or not the transfer has been properly completed and whether or not it is accompanied by the share certificates for the affected shares. If the certificate for the affected shares is not delivered up to the Company, the Board may issue a new certificate distinguishing it as it thinks fit from the certificate not delivered up, whereupon the latter shall be deemed to have been cancelled. The person to whom such voting shares are transferred shall not be bound to see to the application of the purchase money, nor
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      shall his or her title to the voting shares be affected by any irregularity or invalidity in the proceedings relating to the sale of those voting shares.

7.7 If the Board considers that no person has a relevant interest in breach of clause 6, in any voting shares which have been declared to be affected shares, (whether because of the sale of the affected shares or otherwise), it shall withdraw the declaration. On withdrawal, those voting shares shall cease to be affected shares. The Board shall serve notice on the then holder of those voting shares of such withdrawal within 14 days of having so resolved.

7.8 The Board shall not be obliged to serve any notice required under this clause to be served upon any person if it does not know either the identity or address of the person. The absence of service of such a notice in such circumstances, and any accidental error in or failure to give any notice to any person upon whom notice is required to be served under this clause shall not prevent the implementation of or invalidate any procedure under this clause. Clauses 117 to 124 of this constitution shall apply to the service on persons of notices required under this clause 7 as if references in clauses 117 to 124 of this constitution to shareholders were references to those persons and references to the registered addresses of shareholders were references to the last addresses of those persons known to the Company.

7.9 Any resolution or determination of, or decision or declaration or exercise of any discretion or power by, the Board or by the chairman of any meeting under or pursuant to this clause 7 shall be final and conclusive; and any disposal or transfer made, or other things done, by or on behalf of, or on the authority of, the Board pursuant to this clause 7 shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever.

7.10 The proceeds of sale of any voting shares sold on behalf of the registered holder under this clause 7 shall be applied as follows:

      7.10.1  first, in payment of any expenses incurred in regard to the sale;

      7.10.2 the residue (if any) shall be paid to, or in accordance with a direction of, the person who was the registered holder of the voting shares immediately before the sale.
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7.11   A certificate signed by a director and countersigned by the Secretary, or by a second director, or signed by the Kiwi Shareholder, that a power of sale under this clause 7 has arisen and is exercisable by the Board, or that a voting share has been duly transferred under this clause 7 on the date stated therein, shall be conclusive evidence of the facts stated therein.

8      Transfers of shares

8.1 The Board may decline to register a transfer of any voting shares if, in the reasonable opinion of the Board, any person would, upon transfer, have a relevant interest in those voting shares in breach of clause 6.

8.2 The Board shall, if it is able to do so, decline to register a transfer of voting shares if it is aware that the acquisition of the voting shares by the transferee results, or would result, in a breach of clause 6.

9      Meaning of "relevant interest"
9.1 For the purpose of this constitution, a person has a relevant interest in a voting share (whether or not that person is the registered holder of it) if that person:

       9.1.1  is a beneficial owner of the voting share; or

       9.1.2 has the power to exercise any right to vote attached to the voting share; or

       9.1.3 has the power to control the exercise of any right to vote attached to the voting share; or

       9.1.4  has the power to acquire or dispose of the voting share; or

       9.1.5 has the power to control the acquisition or disposition of the voting share by another person; or

       9.1.6 under, or by virtue of, any trust, agreement, arrangement, or understanding relating to the voting share (whether or not that person is a party to it):

              (a) may at any time have the power to exercise any right to vote attached to the voting share; or

              (b) may at any time have the power to control the exercise of any right to vote attached to the voting share; or
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          Constitution of Telecom Corporation of New Zealand Limited
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          (c)   may at any time have the power to acquire or dispose of the voting share; or

          (d) may at any time have the power to control the acquisition or disposition of the voting share by another person.

9.2 For the purposes of this constitution, where two or more persons act jointly or in concert in respect of the exercise of the rights attaching to a voting share in which any one or more of those persons has a relevant interest, then each of those persons shall be deemed to have a relevant interest in the voting share.

9.3 A body corporate or other body has a relevant interest in a voting share in which another body corporate that is related to that body corporate or other body has a relevant interest.

9.4 A person who has, or may have, a power referred to in any of clauses 9.1.1 to 9.1.6 has a relevant interest in a voting share regardless of whether the power:

      9.4.1  is expressed or implied;

      9.4.2  is direct or indirect;

      9.4.3  is legally enforceable or not;

      9.4.4  is related to a particular voting share or not;

      9.4.5 is subject to restraint or restriction or is capable of being made subject to restraint or restriction;

      9.4.6  is exercisable presently or in the future;

      9.4.7  is exercisable only on the fulfilment of a condition;

      9.4.8  is exercisable alone or jointly with another person or persons.

9.5 A power referred to in clause 9.1 exercisable jointly with another person or persons is deemed to be exercisable by either or any of those persons.

9.6   A reference to a power includes a reference to a power that arises from, or is capable of being exercised as the result of, a breach of any trust,
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     agreement, arrangement, or understanding, or any of them, whether or not it is legally enforceable.

9.7 For the purposes of clause 6, notwithstanding clauses 9.1 to 9.6, no account shall be taken of a relevant interest of a person in a voting share if:

     9.7.1 the ordinary business of the person who has the relevant interest consists of, or includes, the lending of money or the provision of financial services, or both, and that person has the relevant interest only as security given for the purposes of a transaction entered into in the ordinary course of the business of that person; or

     9.7.2 that person has the relevant interest by reason only of acting for another person to acquire or dispose of that voting share on behalf of the other person in the ordinary course of business of a sharebroker and that person is a member of a stock exchange; or

     9.7.3 that person has the relevant interest solely in its capacity as a recognised clearing house, a nominee of a recognised clearing house, a recognised stock or investment exchange or a nominee of a recognised stock or investment exchange; or

     9.7.4 that person has the relevant interest solely in its capacity as a custodian or depositary under arrangements whereby that person holds shares in the Company and either itself or some other person issues receipts or other securities evidencing the right to receive such shares; or

     9.7.5 that person has the relevant interest solely in its capacity as an underwriter in respect of obligations (whether contingent or otherwise) to acquire or subscribe for shares in the Company pursuant to an underwriting or subscription agreement; or

     9.7.6 that person has the relevant interest by reason only that he or she has been authorised by resolution of the directors or other governing body of a body corporate to act as its representative at any meeting of shareholders or class of shareholders of the Company; or
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     9.7.7   that person has the relevant interest solely by reason of being appointed as a proxy in accordance with the Seventh Schedule to vote at any meeting of shareholders, or of a class of shareholders, of the Company; or

     9.7.8   that person:

             (a)  is a trustee corporation or a nominee company; and

             (b) has the relevant interest by reason only of acting for another person in the ordinary course of business of that trustee corporation or nominee company; or

     9.7.9 the person has the relevant interest by reason only that the person is a bare trustee of a trust to which the voting share is subject; or

     9.7.10 that person has the relevant interest solely in its capacity as a trustee of an employee share purchase scheme of the Company.

9.8 For the purposes of clause 9.7.9, a trustee may be a bare trustee notwithstanding that he or she is entitled as a trustee to be remunerated out of the income or property of the trust.
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                                SECOND SCHEDULE
              NOTICE AND PAUSE PROVISIONS RESTRICTED TO INSIDERS


     INTERPRETATION

1    Construction
     Unless stated otherwise, references to clauses are references to clauses in this Schedule.

     NOTICE

2    Notice requirements
     A restricted transfer of quoted equity securities under which any transferee is an insider must not take place unless:

     2.1 Notice is given to the Company, and to the Exchange in a manner complying with Rule 10.2.3 for release to the market, at least 15 business days before the transfer, containing the following particulars:

           2.1.1 the price or consideration, either specified as a fixed amount or expressed as a range with the higher price or consideration being not greater than 20% more than the lower price or consideration of that range;

           2.1.2 any conditions or arrangements directly or indirectly associated with the transfer which could be material to the assessment of the price or price range by prospective transferors of the equity securities;

           2.1.3 identification of the class, and the maximum number of securities and percentage of the relevant class, to which the transfer proposal relates;

           2.1.4 the identity of all persons reasonably expected to acquire relevant interests in the equity securities as a result of the transfer proposal;

           2.1.5 the number of equity securities (expressed in each case as a percentage of the total number in each relevant class of securities) which will be held, or in which relevant interests will be held, upon completion of the proposed transactions,
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                  by each transferee and associated persons of each transferee;


           2.1.6  the times within which the transfers are intended to occur;

           2.1.7 how the transfers are to be effected (for example through the Exchange's order matching market, by widespread direct offer, private treaty etc); and

           2.1.8  the date the notice is given.

     2.2 Any change in, or addition to, the particulars notified under clause 2.1, shall be made by giving a notice of change. Each such notice shall be given at least 2 business days before the change takes effect in the case of a change to price or other consideration, and at least 15 business days before the change takes effect in the case of a change to any other particulars listed in clause 2.1.

     RESPONSE REQUIREMENTS

3    Immediate response requirements
     If the quoted equity securities of the Company are the subject of a notice under clause 2.1, the directors must give notice as soon as can be achieved, and before the expiry of the notice period referred to in clause
     2.1 of:

     3.1 whether any director or associated person of a director is expected by any director to be a transferee in the notified transaction;

     3.2 whether there is any relevant information pertaining to the Company which any director believes is likely to be available to any transferee in the proposed transaction, which has not been made generally available to the market;

     3.3 whether any director considers there is any undisclosed relevant information which should materially affect the decision of a reasonably informed prospective transferor in the proposed transfer and, if so, an indication whether the director would consider the transfer to be made more or less desirable to the prospective transferor by the relevant information; and
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     3.4   a statement as to the timing, and expected significance of any further action investigation, report, or disclosure which the directors or any of them, intend to make in response to the relevant proposals for transfers.

4    General response requirement
     If the quoted equity securities of the Company are the subject of a notice under clause 2.1, or the directors become aware that a restricted transfer proposal is more likely than not in the immediate future, the directors must:

     4.1 take all steps necessary to ensure that they and the Company are in a position to respond to the offer as required by the Rules, including under Rule 10.1;

     4.2 not be relieved of their disclosure obligations under the Rules by reason of a conflict of interest arising from involvement as or with a prospective transferee or transferor, but such directors must disclose in any notice or statement the nature of their possible conflict;

     4.3 in the case of a conflict of interests or of views as to how to proceed, if necessary release separate statements or notices to inform the Exchange promptly, with appropriate explanation; and

     4.4 ensure that holders of the relevant equity securities are well informed to consider competitive offers for the control of votes attached to the equity securities where there is any reasonable prospect of competition emerging to the completion of a restricted transfer proposal.

     APPRAISAL REPORT

5    Appraisal report required
     Subject to clause 6, the directors must forthwith, upon a notice being given under clause 2.1, commission an appraisal report in respect of that restricted transfer. That report may contain such reasonable qualifications and limitations as are needed to recognise the deadlines within which it is required to be produced. That report must:

     5.1 be delivered to the Exchange for release to the market at least two business days before expiration of the relevant notice, accompanied by a summary (approved by the reporter) suitable for release to the market; and
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     5.2   be copied to the Company and to any holder of quoted equity securities of the Company on request; and

     5.3 be despatched to all holders of securities to whom the offer may be made at least three business days before the expiration of the relevant notice; or

     5.4 where the offer is a written offer made pursuant to section 4 of the Companies Amendment Act 1963, be despatched to all holders of securities to whom the offer may be made no later than the despatch to those holders of the statement required by section 5(2) of that Act.

6    Exceptions from appraisal report requirement
     The requirement for an appraisal report in clause 5 does not apply if:

     6.1   all transferors consent to waive the requirement; or

     6.2 a majority of the disinterested directors certify that in their opinion the cost and difficulty of providing the appraisal report will outweigh the benefit, because prospective transferors are not at an information disadvantage in relation to prospective transferees and their associated persons or because the appraisal report would not materially remedy any such information prejudice.

     For the purposes of this clause, disinterested directors means directors who are not involved as prospective transferors (in relation to a proposal for a differential offer) or as transferees, and who are not associated persons of any such transferors or transferees.

7    Restricted Transfer Status Report
     If a restricted transfer is not completed within three months of the notice required to be given under clause 2, or any status report given under this clause 7 then, before continuing with the restricted transfer, additional market information on the status of the restricted transfer must be provided to the Company and the Exchange in a manner complying with Rule
     10.2.3 for release to the market. The additional market information shall include:

     (a)   when the restricted transfer is intended to be completed; and

     (b) details of the transfer(s) that comprise the restricted transfer which have not been completed.
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8    Issuer Response to Restricted Transfer Status Report
     On receipt of the information provided under clause 7, the directors shall promptly advise the Exchange:

     (a) of any change in circumstances (and the implications of the change) which would affect the continuing relevance and currency of any appraisal report or the response initially provided under clause 3; and

     (b)   that they are complying with Rule 10.1.

9    Procedures at meetings on takeover provisions
     The Seventh Schedule governs the proceedings at any meeting to consider the cancellation or the modification to these notice and pause provisions (so that the notice and pause provisions apply to all restricted transfers), or the adoption or modification of minority veto provisions, with all necessary consequential modifications to that Schedule to comply with the requirements of the Rules and the Act, except that the quorum for a meeting of a relevant group shall be security holders holding 5% or more of the quoted equity securities of that relevant group having the right to vote at the meeting.

10   Relevant groups may vote at one meeting
     For the purposes of voting by relevant groups, one meeting may be held of holders constituting two or more relevant groups so long as voting is by way of poll, and proper arrangements are made to distinguish between the votes of members of each relevant group.
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                                THIRD SCHEDULE
                            ENFORCEMENT PROVISIONS


     INTERPRETATION

1    Defined terms
     In this Schedule:

     "default" means any act or omission constituting non-compliance with the Second Schedule;

     "defaulter" means a person with a relevant interest in quoted equity securities who has acquired that relevant interest in breach of the Second Schedule (other than a breach committed by the Company or its directors);

     "defaulter's securities" means all quoted equity securities in which a defaulter has a relevant interest.

2    Construction
     Unless stated otherwise, references to clauses are references to clauses in this Schedule.

     ENFORCEMENT

3    Right to enforce
     The Company may, following a default, exercise a power described in clauses
     4.1 or 4.2 in respect of all or any defaulter's securities.

4    Default consequences
     In the event of a default:

     4.1 no vote may be cast in respect of a defaulter's securities on a poll, and if it is cast must be disregarded, while the default is unremedied;

     4.2 a defaulter's securities may be sold by the Company. This power may not be exercised until one month after the Company has given notice to the defaulter of its intention to exercise this power. It must not be exercised if, during that month:

           4.2.1 the defaulter has remedied the default (where it can be remedied); or
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           4.2.2  the defaulter has transferred its relevant interest in the securities to a person who is not a defaulter;

           If the power to sell is exercised, the Company must sell the defaulter's securities through the Exchange, or in some other manner approved by the Exchange, and must account to the holder of those securities for the proceeds of sale after deduction of all sale expenses. The Company is deemed to be authorised to take all steps, and sign all documents, necessary to effect the sale of the defaulter's securities;

     4.3 neither the Company nor its directors shall be liable to a defaulter or apparent defaulter for or in connection with the exercise or purported exercise of the powers permitted by this Schedule;

     4.4 the Company shall have a lien on the defaulter's securities for, and deduct from the proceeds of sale pursuant to clause 4.2, any costs to the Company of determining whether a person is a defaulter and exercising powers permitted by this Schedule;

     4.5 the Company may treat as its costs for the purposes of clause 4.4, reimbursement by it of expenses of members of any affected group acting pursuant to clause 5; and

     4.6 if the Exchange (or the Panel or any delegate of the Panel) makes a ruling dealing with the matters dealt with by section 4 of the Rules, or with provisions of this constitution required or permitted by section 4 of the Rules, that ruling shall be binding upon the Company and all holders of securities of the Company and shall take effect as if that ruling were itself incorporated in this constitution.

5    Powers of affected group
     The directors must, if so directed by a resolution of an affected group holding the class of equity security for which an offer has been made (passed by a simple majority of votes) exercise the power referred to in clause 4.2, if that power has become exercisable. The holders of 5% or more of the securities of an affected group may by notice to the directors require the directors to convene a meeting of the affected group for the purpose of considering such a resolution.
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                               (THIRD SCHEDULE)                               70
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6    Voting restriction
     The Company must use reasonable endeavours to ascertain for the purposes of clause 4.1 whether any securities are defaulter's securities, and accordingly whether a holder of those securities is entitled to vote. If any holder of securities of the Company, or the Exchange, alleges that any securities are defaulter's securities, the Company must properly consider and investigate that allegation.

7    Proceedings at meeting
7.1 The Seventh Schedule governs proceedings at any meeting of an affected group, with all necessary consequential modifications except that the quorum for a meeting of an affected group shall be security holders holding 5% or more of the securities of that group having the right to vote at the meeting.

7.2 The ruling of the chairperson of any meeting as to whether any holder of securities is or is not entitled to vote at that meeting pursuant to clause
     4.1 shall, for the purposes of proceedings at that meeting, be conclusive, and the proceedings of, or any resolution passed at, any meeting shall not be impugned by reason of a breach of clause 4.1. This clause shall not prejudice any action which any person may have against the holder of any securities by reason of that holder having cast a vote at any meeting in breach of clause 4.1.

8    Limitation of remedies
     Subject to clause 9, the sole remedy of the Company, a holder of securities of the Company, a director, or any other person, in respect of a breach or alleged breach of section 4 of the Rules, or of the provisions in this constitution required or permitted by section 4 of the Rules, shall be to exercise, or require the Company or the directors to exercise, the powers referred to in clauses 4.1 and 4.2. Without limiting the preceding sentence, no person shall be entitled to seek any injunction or other remedy to prevent a transaction alleged to be in breach of clauses 4.1 and 4.2.

9    Exception
     Nothing in clause 8 shall affect the remedies of a holder of securities of the Company against a director in respect of a breach of section 4 of the Rules, or the provisions of this constitution referred to in clause 8, by that director.
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                               (Third Schedule)                           71
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10    Holding by bare trustee
10.1 For all purposes of the second, third and fourth Schedules of this constitution and notwithstanding anything in those Schedules:

      10.1.1 the transfer of quoted equity securities, or of any interest in quoted equity securities, to a bare trustee shall be deemed to be a transfer to the person or persons for whom that bare trustee holds those securities or that interest as trustee (the "beneficial owners");

      10.1.2 quoted equity securities, or any interest in quoted equity securities, held by a bare trustee shall be deemed to be held by the beneficial owners; and

      10.1.3 a trustee may be a bare trustee notwithstanding that that trustee is entitled as a trustee to be remunerated out of the income or property of the relevant trust.

10.2  Without limiting clause 10.1:

      10.2.1 a bare trustee and a beneficial owner shall not, by reason solely of their relationship as bare trustee and beneficial owner, be associated persons;

      10.2.2 a bare trustee of quoted equity securities shall not, solely by reason of its position as bare trustee for the beneficial owner, have a relevant interest in those quoted equity securities; and

      10.2.3 a beneficial owner of quoted equity securities shall not have a relevant interest in the quoted equity securities of another beneficial owner solely because the same bare trustee acts as trustee for both of those beneficial owners.

10.3 In the event of a default, if any quoted equity securities held by a person as bare trustee on behalf of different beneficial owners include any defaulter's securities:

      10.3.1 the bare trustee shall, on request by the Company or the Exchange, provide to the Company and the Exchange details of the beneficial owners of those defaulter's securities; and
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      10.3.2  the Company may at any time, and shall upon request by the bare trustee or any beneficial owner, take appropriate steps to ensure that those defaulter's securities are separately designated in the register recording those quoted equity securities.

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                                FOURTH SCHEDULE
                            COMPULSORY ACQUISITION

     INTERPRETATION

1    Defined terms
     In this Schedule:

     "affected securities" means the securities of the class of quoted equity securities in respect of which a person or a group of associated persons is a majority holder;

     "majority holder" means a person or group of associated persons acquiring beneficial ownership of 90 percent or more of a class of quoted equity securities;

     "remaining holders" means the holders of securities of the class of quoted equity securities other than the majority holder;

2    Construction
     Unless stated otherwise, references to clauses are references to clauses in this Schedule.

ACQUISITION NOTICE

3    Majority holder must give acquisition notice

3.1 A majority holder must, within 20 business days after becoming a majority holder, give an acquisition notice to the remaining holders, and at the same time to the Company and the Exchange.

3.2 When calculating the total number of quoted equity securities in a class for the purposes of this clause 3, treasury stock shall not be regarded as part of that class.

4    Acquisition notice must set out certain matters
     The acquisition notice must:

     4.1 specify that the majority holder has beneficial ownership of 90 percent or more of the affected securities; and

     4.2  specify either:
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          Constitution of Telecom Corporation of New Zealand Limited
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          4.2.1  that the majority holder intends to acquire all affected securities held by the remaining holders; or

          4.2.2 that any remaining holder may require the majority holder to acquire the affected securities held by that remaining holder by giving notice to that effect to the majority holder within one month after the date of the acquisition notice; and

     4.3 specify the consideration proposed to be provided by the majority holder for the affected securities; and

     4.4  inform the remaining holders of their rights under this Schedule; and

     4.5  specify the majority holder's address; and

     4.6 specify the date of the notice and the date it was sent to the remaining holders.

5    Obligation of majority holder
     Upon giving an acquisition notice, the majority holder is entitled and bound:

     5.1 If the acquisition notice contains the statement in clause 4.2.1, to acquire all affected securities held by the remaining holders; or

     5.2 If the acquisition notice contains the statement in clause 4.2.2, to acquire all affected securities held by remaining holders in respect of which the holder, within one month after the date of the acquisition notice, gives notice requiring the majority holder to acquire.

     CONSIDERATION

6    Calculation of consideration for remaining securities
     The consideration for the affected securities which the majority holder is entitled and bound to acquire shall be determined as follows:

     6.1 The acquisition notice must specify the consideration which the majority holder is prepared to provide. The majority holder must, before giving the acquisition notice, provide to the Exchange a report from an independent appropriately qualified person, previously approved by the Exchange, confirming that that consideration is fair to the remaining holders using the criteria set out in clause 6.3.3;
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6.2  If, within 10 business days after the date of the acquisition notice, the
     Company receives written objections to the consideration specified in the acquisition notice from the holders of 10 percent or more of the affected securities held by the remaining holders, then the consideration shall be determined in accordance with clauses 6.3 and 6.4. If no objections are received, the Company shall forthwith notify the majority holder and the Exchange of that fact. If no such objections are received, the consideration shall be as specified in the acquisition notice;

6.3 If objections to the consideration of the nature referred to in clause 6.2 are received by the Company, the consideration must be determined by an independent appropriately qualified person who must be a different person from the person referred to in clause 6.1. That person shall:

     6.3.1  act as an expert and not as an arbitrator; and

     6.3.2 shall be directed to provide a decision within 20 business days after his or her appointment;

     6.3.3 be directed to determine the consideration on the basis that it is fair to the remaining holders and is the pro-rated value of the affected securities based on the value of the Company as a whole and the rights and obligations attached to those securities without taking into account any strategic or hold out value of the affected securities or any other factors relating to the remaining holders, the majority holder, their respective holdings in the Company or the relative extent of those holdings; and

     6.3.4 be appointed by the disinterested directors (as defined in clause 6 of the Second Schedule) of the Company (if any and otherwise by the directors of the Company) after approval by the Exchange.

6.4 If the consideration determined by the person appointed in accordance with clause 6.3:

     6.4.1 exceeds the consideration specified in the acquisition notice, the fee and expenses of that person must be borne by the majority holder; or
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          6.4.2   is less than, or the same as, the consideration specified in the acquisition notice, the fee and expenses of that person must be borne by the remaining holders who made the objections referred to in clause 6.2, and the majority holder must deduct that amount from the consideration payable by the majority holder to the objectors, in proportion to their holdings (and may, if the consideration is not cash, deduct and sell sufficient of that consideration to produce sufficient cash).

7    Majority holder must pay within 12 business days
     The majority holder must send the consideration to the remaining holders within 12 business days after the majority holder becomes bound to acquire the affected securities of the remaining holders under clause 5, or if the consideration has to be determined pursuant to clause 6.3, within 2 business days after the consideration is determined.

8    Majority holder must hold consideration on trust if holder not found
     The consideration payable or to be provided by the majority holder to remaining holders who cannot be found must be held in trust for those holders for at least five years. The majority holder must pay the consideration into an interest bearing trust account with a registered bank. Any consideration remaining unclaimed at the expiry of such period of five years may be forfeited by resolution of the Board for the benefit of the Company. The Board must at any time after such forfeiture, and subject to compliance with the solvency test, pay the consideration to any person producing evidence of its, his or her entitlement.

9    Company to register majority holder as holder
     Upon the payment or provision of the consideration by the majority holder, the Company must effect transfers on behalf of the remaining holders and take all other steps as are necessary under this Constitution to transfer the affected securities of the remaining holders to the majority holder. If the Company fails to execute any such transfer, the majority holder may do so.
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10   Failure of majority holder to comply results in default
     If a majority holder fails to give an acquisition notice, or, after having become bound to acquire the affected securities of remaining holders in accordance with this Schedule, fails to do so, then the provisions of clauses 3 to 7 of the Third Schedule shall apply with the following modifications:

     10.1 the affected securities held by the majority holder shall be deemed to be defaulter's securities;

     10.2 the failure to comply with this Schedule shall be deemed to be a default; and

     10.3 the remaining holders shall be deemed to be an affected group.



                                FIFTH SCHEDULE
                      SALE OF LESS THAN MINIMUM HOLDINGS

     INTERPRETATION

1    Construction
     Unless stated otherwise, references to clauses are references to clauses in this Schedule.

     NOTICE

2    Notice to security holder with less than a minimum holding
     Where securities registered in the name of a holder are less than a minimum holding, the Board may at any time give written notice of that fact and of the provisions of clause 3 to that holder. Notice must not be given before enquiry has been made as to whether any further transfers which may affect the number of securities registered in the name of the holder are pending and the effect of those transfers has been taken into account.

3    Company may sell less than minimum holdings
     Where notice has been given under clause 2, the Company may at any time during the period commencing not less than 3 months after the date on which notice is given and ending 5 months after that date, if the securities then registered in the name of the security holder are less than a minimum holding, sell the securities through the Exchange.

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4    Sale procedures
     The Board may authorise the transfer of the securities sold to a purchaser of the securities through the Exchange. The purchaser shall not be bound to see to the application of the purchase money, nor shall the title to the securities be affected by any irregularity or invalidity in the procedures under this constitution relating to the sale. The remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively. If the certificate, if any, for the shares is not delivered to the Company, the Board may issue a new certificate in such manner as it thinks fit and the certificate not delivered shall be deemed to be cancelled.

5    Application of proceeds
     The proceeds of the sale of any securities sold under clauses 3 and 4 must be applied as follows:

     5.1  first, in payment of any reasonable sale expenses;

     5.2 second, in satisfaction of any unpaid calls or any other amounts owing to the Company in respect of the securities;

     5.3 the residue, if any, must be paid to the person who was the holder of the securities immediately before the sale or his or her executors, administrators or assigns.

6    Evidence of power of sale
     A certificate signed by a director and countersigned by the Secretary or by a second director that the power of sale under this Schedule has arisen and is exercisable by the Company shall be conclusive evidence of the facts stated in that certificate.

          Constitution of Telecom Corporation of New Zealand Limited
                               (Sixth Schedule)                           79
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                                 SIXTH SCHEDULE
                          CALLS, FORFEITURE AND LIEN

     INTERPRETATION

1    Construction
     Unless stated otherwise, references to clauses are references to clauses in this Schedule.

     CALLS ON SECURITIES

2    Holders of securities must pay calls
     Every holder of securities on receiving at least 10 working days' written notice specifying the time or times and the place of payment must pay, in accordance with that notice, the amount called to be paid in respect of any securities that the holder holds. The Board may revoke or postpone a call, or require a call to be paid by instalments.

3    Call made when Board resolution passed
     A call is regarded as having been made at the time when the Board resolution authorising the call was passed.

4    Joint holders are jointly and severally liable
     The joint holders of a security are jointly and severally liable to pay all calls for that security.

5    Unpaid calls will accrue interest
     If an amount called is not paid in full at the time specified for payment, the person from whom the amount is due must pay the Company interest on the amount that remains unpaid at a rate determined by the Board and calculated from the time specified for payment until the day of actual payment. The Board may waive some or all of the payment of that interest.

6    Amounts payable under terms of issue treated as calls
     Any amount that becomes payable on issue or at any specified date under this constitution or under the terms of issue of a security or under a contract for the issue of a security, will be regarded as being a call duly made and payable on the specified date. If the payment is not made, the relevant provisions of this constitution will apply as if the amount had become payable by virtue of a call made in accordance with this constitution.
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          Constitution of Telecom Corporation of New Zealand Limited
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7    Board may differentiate between holders as to calls
     On the issue of securities, the Board may differentiate between the holders of securities as to the amount of calls to be paid and the times of payment.

8    Board may accept payment in advance for calls
     Where a holder of securities is willing to advance some or all of the money unpaid and uncalled on any security of that holder, the Board may accept the amount advanced on the Company's behalf. The Board may pay interest on that amount at a rate agreed between the Board and that holder of securities for the period between the date that the amount is accepted and the date that the amount becomes payable pursuant to a call or the date specified for its payment. The Board may at any time repay to any holder of securities the whole or any portion of any money so advanced upon giving such holder at least 10 working days' notice in writing and as from the date of such repayment interest (if any) shall cease to accrue on the money so repaid. Holders of securities shall not be entitled as of right to any payment of interest on any amount so paid in advance and the Board may decline to pay any interest. Any amount so paid in advance shall not be taken into account in ascertaining the amount of any dividend or other distribution payable upon the securities concerned.

9    Proof of liability
     The amount of any unpaid call may be recovered as a debt due from the holder of a security to the Company by proceedings commenced at any time after the call becomes payable. In any such proceedings it shall be sufficient to prove that:

     9.1 the name of the holder of securities sued is entered in the applicable register of securities as the holder or one of the holders of the security in respect of which such debt accrued;

     9.2 a resolution of the Board making the call is duly recorded in the Company's records; and

     9.3  notice of such call was duly given to the holder sued.

     The proof of such matters shall be conclusive evidence of the debt and it shall not be necessary to prove the appointment or qualification of any member of the Board that made such call nor any other matter whatsoever.

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     FORFEITURE OF SECURITIES

10   Board may by notice require forfeiture of securities if calls unpaid
     The Board may during the time that a call, instalment, or other amount remains unpaid on a security, serve a notice on the holder of that security requiring payment of the unpaid call, instalment, or other amount, together with any accrued interest and any expenses that may have been incurred by the Company by reason of non-payment and failure to comply with such notice will result in forfeiture of the security.

11   Notice of forfeiture must satisfy certain requirements
     The notice served on a holder of securities under clause 10 must specify a date not earlier than 10 working days after the date the notice is served by which the payment is to be made. The notice must also state that in the event of non-payment by the appointed time, the securities to which the call, instalment, or other amount relates, will be liable to be forfeited by the holder of securities.

12   Failure to comply with notice may lead to forfeiture
     Where a valid notice under clause 10 is served on a holder of securities and the holder of securities fails to comply with the notice, then the
     Board:

     12.1 may resolve that any security for which that notice was given and all distributions authorised and not paid before the notice was served be forfeited; and

     12.2 may cancel any certificate relating to any security which has been forfeited pursuant to any such resolutions.

13   Board may deal with forfeited security
     A forfeited security may be sold or otherwise disposed of on such terms and in such manner as the Board thinks fit. However, the Board may cancel the forfeiture at any time before the sale or other disposition on such terms as the Board thinks fit if the call, instalment or other amount which remains unpaid on the security is paid.

14   Holder whose securities are forfeited loses rights
     A person whose securities have been forfeited immediately ceases to be a holder in respect of those securities notwithstanding any other provision of this constitution, and remains liable to pay the unpaid amount that the holder owes the Company, but that liability shall cease if the Company receives payment in full of all money owing for those securities.
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15   Notice of forfeiture
     On the forfeiture of a security the Board shall cause a note of the forfeiture and the date to be entered in the applicable register of securities and shall cause notice of the forfeiture and the date to be given to the holder in whose name the security stood immediately prior to the forfeiture. The Board shall upon the disposal of any forfeited security cause a note of the manner and date of such disposal to be similarly entered in the applicable register of securities.

16   Certificate is conclusive
     A certificate signed by a director that a security has been duly forfeited on a stated date shall be conclusive evidence of the facts stated against any person claiming an entitlement to that security.

17   Company may sell forfeited security
     The Company may receive consideration, if any, given for a forfeited security following a sale or disposition, and may execute a transfer of the security in favour of the person to whom the security is sold or disposed of, and register that person as the holder of the security. That person shall not be bound to see to the application of the purchase money, if any, nor shall the title to the security be affected by any irregularity or invalidity in the procedures under this constitution in respect of the forfeiture, sale or disposal of that security. Where the certificate, if any, for the forfeited security is not delivered to the Company, the Board may issue a new certificate distinguishing it as it thinks fit from the certificate not delivered, which shall be deemed to be cancelled. Any residue after satisfaction of unpaid calls, instalments, premiums or other amounts and interest, and expenses, shall be paid to the previous owner, or his or her executors, administrators or assigns.

18   Surrender of securities
     The Board may accept from any holder of securities a surrender of all or any part of that holder's securities which are liable to forfeiture upon such terms as may be agreed between the holder and the Board.

     LIEN ON SECURITIES

19   Company's lien
     The Company has a lien, ranking in priority over all other equities, on:

     19.1 all securities registered in the name of a holder of securities (whether solely or jointly with others);
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     19.2   all dividends authorised in respect of such securities; and

     19.3   the proceeds of sale of such securities,

     for:

     19.4 unpaid calls and instalments payable in respect of any such securities;

     19.5   interest on any such calls or instalments;

     19.6 any amounts that the Company may be called on to pay under any statute, regulation, ordinance or other legislation in respect of the securities of that holder of securities, whether the period for payment has arrived or not.

     No equitable interest in any securities other than such lien shall be created except upon the footing and condition that clause 25 of this constitution is to have full effect and such lien shall extend to all dividends and other distributions from time to time authorised in respect of such securities.

20   Waiver of lien
     Registration of a transfer of securities on which the Company has any lien will operate as a waiver of the lien, unless the Company gives notice to the contrary to the transferee prior to registration.

21   Company may sell securities on which it has a lien
     The Company may sell a security on which it has a lien in such manner as the Board thinks fit, where:

     21.1   the lien on the security is for a sum which is presently payable;
            and

     21.2 the registered holder of the security, or the person entitled to it on his or her death or bankruptcy, has failed to pay that sum within 10 working days after the Company has served the registered holder with written notice demanding payment of that sum.

22   The Company may transfer security and apply proceeds
22.1 The Company may receive consideration given for a security sold under clause 21, and may execute a transfer of the security in favour of the person to whom the security is sold, and register that person as the holder of the security discharged from all calls due prior to the purchase. The
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     purchaser shall not be bound to see to the application of the purchase money, and the purchaser's title to the security shall not be affected by any irregularity or invalidity in the proceedings relating to the sale. The remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively. If the certificate, if any, for the forfeited security is not delivered to the Company, the Board may issue a new certificate distinguishing it as it thinks fit from the certificate not delivered, which shall be deemed to have been cancelled.

22.2 The Company must apply the sale proceeds in payment of the sum presently payable in respect of the lien, and the balance, if any, shall (subject to a like lien for sums not presently payable that existed upon the security before the sale) be paid to the person who held the security immediately before the date of sale or his or her executors, administrators or assigns.

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                              (Seventh Schedule)                           85
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                               SEVENTH SCHEDULE
                    PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

INTERPRETATION

1    Construction
1.1 Unless stated otherwise, references to clauses are references to clauses in this Schedule.

1.2 A reference in this Schedule to a shareholder present at a meeting or entitled to vote at a meeting includes a reference to a proxy of a shareholder, a representative of a corporate shareholder, an attorney of a shareholder, and any person who may lawfully act on behalf of a shareholder.

     NOTICE

2 Written notice must be given to shareholders, directors and auditors Written notice of the time and place of a meeting of shareholders must be sent to every shareholder entitled to receive notice of the meeting and to every director and any auditor of the Company not less than 10 working days before the meeting.

3    Service of notices outside New Zealand
     If a holder of a quoted security has no registered address within New Zealand and has not supplied to the Company an address within New Zealand for the giving of notices, but has supplied an address outside New Zealand, then notices must be posted to that holder at such address and shall be deemed to have been received by that holder 24 hours after the time of posting.

4    Notice must state nature of business
     The notice must:

     4.1 state the nature of the business to be transacted at the meeting in sufficient detail to enable a shareholder to form a reasoned judgment in relation to it;

     4.2 state the text of any special resolution to be submitted to the meeting; and
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     4.3    contain or be accompanied by sufficient explanation to enable a reasonable person to understand the effect of the resolutions proposed in the notice of meeting.

     Without limiting this clause, notices in respect of proposed changes to this constitution must be sufficiently explicit to enable the effect of such changes to be understood without reference to the existing or proposed constitution.

5    Form of proxy must be included with notice
     A proxy form must be sent with every notice of meeting of shareholders or quoted equity security holders.

6    Irregularities in notice may be waived
     Any irregularity in a notice of a meeting is waived if all the shareholders entitled to attend and vote at the meeting attend the meeting without protest as to the irregularity or if all such shareholders agree to the waiver.

7 Company's accidental failure to give notice does not invalidate meeting The proceedings at a meeting are not invalidated if the Company accidentally omits to give notice of a meeting to any person entitled to that notice, or if any person entitled to that notice fails to receive notice of a meeting.

8    Notice of an adjournment
8.1 If a meeting is adjourned for less than 30 days no notice of the time and place of the adjourned meeting need be given other than by announcement at the meeting from which the adjournment took place.

8.2 If a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given in the same way as notice was given of the meeting from which the adjournment took place.

     MEETING AND QUORUM

9    Methods of holding meetings
     A meeting of shareholders may be held either:

     9.1 by a number of shareholders, who constitute a quorum, being assembled together at the place, date and time appointed for the meeting; or
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     9.2    by means of an audio, or audio and visual, communication by which all shareholders participating and constituting a quorum can simultaneously hear each other throughout the meeting.

     The Company is not required to hold meetings of shareholders in the manner specified in clause 9.2. Meetings will be held in that manner only if the notice of meeting so specifies or the Board otherwise decides that the Company should do so.

10   Business to be transacted only if a quorum is present
     Subject to clauses 12 and 13, business may be transacted at a meeting of shareholders only if a quorum is present at the time when the meeting proceeds to business.

11   Quorum for shareholders' meeting
     A quorum for a meeting of shareholders is present if two or more shareholders are present having the right to vote at the meeting.

12   Meeting convened at shareholders' request dissolved if no quorum
     If a quorum is not present within 30 minutes after the time appointed for the meeting convened on the written request of shareholders holding shares together carrying at least 5 percent of the voting rights entitled to be exercised, the meeting will be dissolved automatically.

13   Other meetings to be adjourned if no quorum
     If a quorum is not present within 30 minutes after the time appointed for a meeting (other than a meeting convened under clause 64.2 of this constitution), the meeting will be adjourned to the same day in the following week at the same time and place, or to such other day, time, and place as the directors may appoint. If at the adjourned meeting a quorum is not present within 30 minutes after the time appointed for the meeting, the shareholders present will constitute a quorum.

     CHAIRPERSON

14   Chairperson of Board to be chairperson of meeting
     The chairperson of the Board, if one has been elected by the directors and is present at a meeting of shareholders, will chair the meeting.
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                              (Seventh Schedule)                           88
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15   Directors may elect chairperson if chairperson or deputy chairperson of
     Board not available
     If no chairperson of the Board has been elected or, if at any meeting of shareholders the chairperson of the Board is not present within 15 minutes of the time appointed for the commencement of the meeting or is unwilling to act, the deputy chairperson (if any) of the Board, shall be the chairperson, or failing him or her, the directors present may elect one of their number to be chairperson of the meeting.

16   As a last resort shareholders may elect chairperson
     If at any meeting of shareholders, no director is willing to act as chairperson or if no director is present within 15 minutes of the time appointed for the commencement of the meeting, the shareholders present may elect one of their number to be chairperson of the meeting.

17   Chairperson's power to adjourn meeting
     The chairperson of a meeting at which a quorum is present:

     17.1 may adjourn the meeting to enable the result of a poll to be declared if the chairperson in his or her sole and absolute discretion believes the meeting will become inordinately protracted due to the time expected to be taken to count votes;

     17.2 may adjourn the meeting with the consent of the shareholders present who are entitled to attend and vote at that meeting; and

     17.3   must adjourn the meeting if directed by the meeting to do so.

     The only business that may be transacted at any adjourned meeting is the business left unfinished at the meeting from which the adjournment took place.

18   Power to dissolve meeting
18.1 If any meeting shall become so unruly, disorderly or inordinately protracted, that in the opinion of the chairperson the business of the meeting cannot be conducted in a proper and orderly manner, the chairperson, notwithstanding any provision to the contrary contained in this constitution, and without the consent of the meeting, may in his or her sole and absolute discretion and without giving any reason, either adjourn or dissolve the meeting.

          Constitution of Telecom Corporation of New Zealand Limited
                              (Seventh Schedule)                           89
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18.2 If any meeting is dissolved by the chairperson pursuant to clause 18.1, the unfinished business of the meeting shall be dealt with by the chairperson directing that any item of business which is uncompleted at the meeting and which in his or her opinion must be voted upon be put to the vote by a poll without further discussion.

19   Chairperson's discretion to determine relevancy
     The chairperson may determine in his or her absolute discretion whether or not any particular matter raised for question, discussion or comment at a meeting, or any resolution proposed by a shareholder at a meeting, concerns the management of the Company.

     VOTING

20   Voting by show of hands or voice vote at meeting
     In the case of a meeting of shareholders held under clause 9.1, unless a poll is demanded, voting at the meeting will be by a show of hands or by voice vote, as the chairperson may determine. On a vote by voices or show of hands, each shareholder present at the meeting is entitled to one vote.

21   Voting by voice if audio-conference meeting
     In the case of a meeting of shareholders held under clause 9.2, unless a poll is demanded, voting at the meeting will be by the shareholders signifying individually their assent or dissent by voice or by such other manner as the chairperson may decide.

22   Votes of joint holders
     Where two or more persons are registered as the holders of a share, the vote of the person named first in the share register and voting on a matter must be accepted to the exclusion of the votes of the other joint holders.

23   Shareholder loses voting rights if calls unpaid
     A shareholder is not entitled to vote at any meeting of shareholders other than a meeting of an interest group, unless all sums due to the Company by that shareholder in respect of any share registered in that shareholder's name have been paid.

24   Chairperson shall not have a casting vote
     In the case of an equality of votes, the chairperson shall not have a casting vote.
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                              (Seventh Schedule)                           90
     ---------------------------------------------------------------------

25   Chairperson's declaration of result
     Unless a poll is demanded, a declaration by the chairperson of the meeting that a resolution on a show of hands or voice vote or by such other manner as the Chairperson may have decided under clause 20 is carried by the requisite majority or lost without proof of the number or proportion of the votes recorded in favour of or against the resolution, shall be conclusive evidence of that fact.

     POLLS

26   Poll may be demanded by chairperson before a meeting
     The chairperson may in his or her absolute discretion demand a poll before a meeting.

27   Poll may be demanded at a meeting
     At a meeting of shareholders, a poll may be demanded, either before or after a vote by show of hands or voice vote is taken on a resolution, by:

     27.1   the chairperson; or

     27.2   at least 5 shareholders having the right to vote at the meeting; or

     27.3 a shareholder or shareholders having the right to exercise at least 10 percent of the total votes entitled to be exercised on the business to be transacted at the meeting; or

     27.4 a shareholder or shareholders holding shares that confer a right to vote at the meeting and on which the total amount paid up is at least 10 percent of the total amount paid up on all the shares that confer that right .

28   Time at which polls to be taken
     A poll demanded on the election of a chairperson of a meeting or on a question of adjournment must be taken immediately. A poll demanded on any other question is to be taken at such time as the chairperson of the meeting directs. The meeting may proceed to deal with any business other than that upon which a poll has been demanded pending the taking of the poll.

29   Votes need not be cast in same way
     On a poll, a shareholder entitled to more than one vote need not use all its, his or her votes, or cast all the votes it, he or she uses in the same way.
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                               (Seventh Schedule)                         91
     ---------------------------------------------------------------------

30   Counting votes cast in a poll
     If a poll is taken, votes must be counted according to the votes attached to the shares of each shareholder present at the meeting and voting. A poll may otherwise be taken in such manner as the chairperson directs. If there is any dispute as to the admission or rejection of a vote, the chairperson shall determine that dispute. The chairperson's determination, if made in good faith, will be final and conclusive.

30A  Votes of joint holders
     Where two or more persons are registered as the holders of a share, the vote of the person named first in the share register and voting on a matter must be accepted to the exclusion of the votes of the other joint holders.


31   Counting votes in a particular order is optional
     The chairperson may direct that proxy votes, votes of corporate representatives and the votes of other shareholders present be counted in any particular order, and that counting cease once the requisite majority is attained with reference to the total number of shares. The chairperson may direct that the votes of any proxy holder be excluded if the chairperson in his or her absolute discretion is satisfied that the appointor of that proxy is present at the meeting and expresses a wish to vote.

32   Auditor of Company to be scrutineer
     The auditor of the Company for the time being, or if the auditor of the Company is unable or unwilling to act, then such person as the chairperson nominates, shall act as scrutineer for the purposes of a poll.

33   Outcome of Poll
     The chairperson may declare the result of a poll when its outcome is known regardless of whether all votes have been counted.

34   Result of a poll to be treated as resolution of the meeting
     The result of a poll declared by the chairperson of the meeting will be treated as the resolution of the meeting at which the poll was demanded on the issue for which the poll was taken. The chairperson's declaration must state that the resolution has or has not been passed by the requisite majority. The chairperson may, but need not, declare the number of the votes recorded in favour of or against the resolution.
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                               (Seventh Schedule)                         92
     ---------------------------------------------------------------------

35   Proxy allowed to demand a poll
     The instrument appointing a proxy to vote at a meeting confers authority to demand, or join in demanding a poll, and a demand by a person as proxy for a shareholder has the same effect as a demand by the shareholder.

     SHAREHOLDER PROPOSALS

36   Shareholder proposals by written notice
36.1 A shareholder may give written notice to the Board of a matter concerning the management of the Company that the shareholder proposes to raise for discussion or resolution at the next meeting of shareholders at which the shareholder is entitled to vote.

36.2 The chairperson may determine in his or her absolute discretion whether or not any matter so proposed by a shareholder to be raised for discussion or resolution concerns the management of the Company.

37   Board to give notice of proposal at Company's expense
     If the Board receives the notice at least 20 working days before the last day on which notice of the relevant meeting of shareholders is required to be given by the Board, the Board must, at the expense of the Company, give notice of the shareholder proposal and the text of any proposed resolution to all shareholders entitled to receive notice of the meeting.

38   Board to give notice of proposal at shareholder's expense
     If the Board receives the notice at least 5 working days and not more than 20 working days before the last day on which notice of the relevant meeting of shareholders is required to be given by the Board, the Board must, at the expense of the shareholder, give notice of the shareholder proposal and the text of any proposed resolution to all shareholders entitled to receive notice of the meeting.

39   Board may give notice of proposal on short notice
     If the notice is received by the Board less than 5 working days before the last day on which notice of the relevant meeting of shareholders is required to be given by the Board, the Board may, if practicable, and at the expense of the shareholder, give notice of the shareholder proposal and the text of any proposed resolution to all shareholders entitled to receive notice of the meeting.
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          Constitution of Telecom Corporation of New Zealand Limited
                               (Seventh Schedule)                         93
     ---------------------------------------------------------------------

40   Proposing shareholder may include statement
     If the directors intend that shareholders may vote on the proposal by proxy they must give the proposing shareholder the right to include in or with the notice given by the Board a statement of not more than 1000 words prepared by the proposing shareholder in support of the proposal, together with the name and address of the proposing shareholder.

41   Board may exclude statement in some cases
     The Board is not required to include in or with the notice given by the Board a statement prepared by a shareholder which the directors consider to be defamatory, frivolous or vexatious.

42   Shareholder to give security for costs for proposal with short notice
     Where the costs of giving notice of the shareholder proposal and the text of any proposed resolution are required to be met by the proposing shareholder, the proposing shareholder must, on giving notice to the Board, deposit with the Company or tender to the Company a sum sufficient to meet those costs.

     PROXIES

43   Proxies permitted
     A shareholder may exercise the right to vote by being present in person or represented by proxy.

44   Proxy to be treated as shareholder
     A proxy for a shareholder is entitled to attend and be heard at a meeting of shareholders as if the proxy were the shareholder.

45   Appointment of proxy must be in writing and specify restrictions
     A proxy must be appointed by a notice in writing that is signed by the shareholder, and the notice must state whether the appointment is for a particular meeting or a specified term. A proxy need not be a shareholder of the Company.

46   Notice of proxy to be produced at least 48 hours before meeting
     No proxy is effective in relation to a meeting unless a copy of the notice of appointment is received at the registered office, or such other place within New Zealand as is specified for that purpose in the notice convening the meeting, at least 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the notice proposes to vote, unless the Board agrees otherwise in any particular case. If the

          Constitution of Telecom Corporation of New Zealand Limited
                               (Seventh Schedule)                         94
     ---------------------------------------------------------------------

     written notice appointing a proxy is signed under power of attorney, a copy of the power of attorney and a signed certificate of non-revocation of the power of attorney must accompany the notice.

47   Form of notice of proxy
     A notice appointing a proxy shall be in the form set out in the Ninth Schedule or in a form as near to it as circumstances allow, or in such other form as the Board may direct.

48 Vote by proxy valid where Company not notified before meeting of disqualified proxy Where:

     48.1 the shareholder has died or become incapacitated; or

     48.2 the proxy, or the authority under which the proxy was executed, has been revoked; or

     48.3 the share in respect of which the notice of proxy is given has been transferred,

     before a meeting at which a proxy exercises a vote in terms of a notice of proxy but the Company does not receive written notice of that death, incapacity, revocation, or transfer before the start of the meeting, the vote of the proxy is valid.

     CORPORATE REPRESENTATIVES

49   Corporations may act by representative
     A body corporate which is a shareholder may appoint a representative to attend any meeting of shareholders on its behalf in the same manner as that in which it could appoint a proxy. The representative shall be entitled to attend and be heard at a meeting of shareholders as if the representative were the shareholder.

     MINUTES

50   Board must keep minutes of proceedings
     The Board must ensure that minutes are kept of all proceedings at meetings of shareholders and that a record is kept of all written resolutions of shareholders. Minutes which have been signed correct by the

          Constitution of Telecom Corporation of New Zealand Limited
                               (Seventh Schedule)                         95
     ---------------------------------------------------------------------

     chairperson of the meeting are evidence of the proceedings at the meeting unless they are shown to be inaccurate.

     OTHER PROCEEDINGS

51   Meeting may regulate other proceedings
     Except as provided in this Schedule, a meeting of shareholders may regulate its own procedure.

          Constitution of Telecom Corporation of New Zealand Limited
                               (Eighth Schedule)                           96
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                                EIGHTH SCHEDULE
                           PROCEEDINGS OF THE BOARD

     INTERPRETATION

1    Construction
     Unless stated otherwise, references to clauses are references to clauses in this Schedule.

     NOTICE OF MEETING

2    Convening meetings
     Subject to clauses 3 and 6, the Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. The chairperson, or in his or her absence the deputy chairperson (if any), or in the absence of both, the managing director (if any), may at any time, and the Secretary of the Company at the request of a director shall, convene a meeting of the Board (including a teleconference meeting as provided for in clause 16) in accordance with this Schedule. Notice of the meeting shall be given in accordance with clause 7.

3    Notice to contain certain details
     The notice of meeting must be in writing and include the date, time (being the time in the city in which the meeting is to be held) and place of the meeting.

4    Directors may waive irregularities in notice
     Any irregularity in the notice of a meeting is waived if all directors entitled to receive notice of the meeting attend the meeting without protest as to the irregularity, or if all directors entitled to receive notice of the meeting agree to the waiver.

5    Omission of notice
     The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any director, does not invalidate the proceedings at that meeting.

6    Regular meetings
     The Board shall schedule its regular meetings in advance as follows:

     6.1 as soon as reasonably practicable after the commencement of each calendar year, the Board shall decide upon the date, time and place

          Constitution of Telecom Corporation of New Zealand Limited
                               (Eighth Schedule)                           97
     ---------------------------------------------------------------------

         of every meeting ("scheduled meeting") of the Board then proposed to be held during the remainder of the then current calendar year;

     6.2 as soon as reasonably practicable after the Board has decided upon the date, time and place of every scheduled meeting of the Board for any calendar year, the Secretary shall give a notice to every director setting out that information and such notice shall serve as notice of each such meeting for the purposes of this clause 6.

7    Notice periods
     The following periods of notice shall apply to the convening of meetings of the Board:

     7.1 in the case of a scheduled meeting of the Board, where notice of that meeting has previously been given in accordance with clause 6.2 no further notice shall be required. The minimum period of notice required in order to change the scheduled date, time or place of a scheduled meeting of the Board shall be 10 clear days;

     7.2 except in the case of urgency falling within clause 7.3, the minimum period of notice for convening a meeting of the Board other than a scheduled meeting shall be 10 clear days;

          Constitution of Telecom Corporation of New Zealand Limited
                               (Eighth Schedule)                           98
     ---------------------------------------------------------------------

     7.3 in the case of urgency where, in the opinion of the chairperson or in his or her absence the deputy chairperson (if any) or in the absence of both the managing director (if any) a meeting of the Board is required in the interests of the Company to be convened on less than 10 clear days' notice, the meeting may be convened on shorter notice provided that:

         7.3.1 not less than three-quarters of the directors consent to such shorter notice; or

         7.3.2 the chairperson or in his or her absence the deputy chairperson (if any) or in the absence of both the managing director (if any) and at least one other director consider that by reason of extreme urgency, a meeting on shorter notice determined by them is required in the interests of the Company and that it is not practicable to comply with clause 7.3.1.

8    Meetings convened on short notice
     In the case of a meeting convened on short notice pursuant to clause 7.3:

8.1 a copy of the notice convening the meeting shall be given to every director either personally or shall be sent by facsimile transmission to his or her facsimile number prior to the holding of the meeting or to the address provided to the Company by that person for the receipt of documents electronically;

8.2 the Secretary shall use all reasonable endeavours to contact every director personally or by telephone prior to the holding of the meeting to try to ensure that every director is aware that the meeting is to be held;

8.3 every director shall be entitled to attend the meeting telephonically notwithstanding his or her failure to give the required notice provided for under clause 14; and

8.4 the business to be transacted at the meeting shall be limited to business related to the urgent matter or matters which necessitated the meeting being called on short notice.

9    Despatch of notices
     Subject as provided in clause 8.1, the requirements concerning the despatch of notices convening a meeting of the Board are as follows a

          Constitution of Telecom Corporation of New Zealand Limited (Eighth
                               Schedule)
----------------------------------------------------------------------------  99

     copy of a notice convening the meeting shall be delivered in such manner as the Board may decide.

10   Board papers

10.1 The documentation required for each meeting of the Board (in this clause referred to as "board papers") shall comprise:

     10.1.1 an agenda of the general nature of the business to be transacted at the meeting;

     10.1.2 where practicable, details of the resolutions to be put to the meeting; and

     10.1.3 such explanatory or background papers as the Secretary acting in consultation with the chairperson or in his or her absence the deputy chairperson (if any) or in the absence of both the managing director (if any) shall think fit.

10.2 The requirements concerning the despatch of the board papers relating to a meeting of the Board shall be determined by the Board from time to time.

11   Notices

11.1 Each director shall from time to time give written notice to the Company of his or her address, facsimile number, and telephone number or numbers for the purposes of service of notices convening meetings of the Board.

11.2 A notice convening a meeting of the Board given to a director shall be deemed to be given when delivered at the address of the addressee or in the case of a facsimile transmission when the Company receives an acknowledgement of receipt or in the case of transmission electronically when a delivery-receipt message is received by the person who sent the notice.

     MEETING AND QUORUM

12   Methods of holding meetings

     A meeting of the Board may be held either:

12.1 By a number of directors who constitute a quorum, being assembled together at the place, date and time appointed for the meeting; or

          Constitution Of Telecom Corporation Of New Zealand Limited
                               (Eighth Schedule)                           100
     ---------------------------------------------------------------------

     12.2 By means of audio, or audio and visual, communication by which all directors participating can simultaneously hear each other throughout the meeting.

13   Quorum for Board meeting

     Unless otherwise determined by the Board, the quorum necessary for the transaction of business at a meeting of the Board is 3 of the directors. No business may be transacted at a meeting of the Board unless a quorum is present.

14   Presence by telephonic means

     Without limiting clause 16, each director may elect to attend any meeting of the Board by telephone or other instantaneous audio (or audio and visual) communication provided such director has given notice in writing of his or her intention to do so to the Secretary at least 48 hours prior to the scheduled commencement time of such meeting. Any such director:

     14.1 must throughout the meeting be able to hear each of the other directors taking part;

     14.2 must, at the commencement of the meeting, acknowledge his or her presence for the purpose of the meeting, to all the other directors taking part;

     14.3 may not leave such meeting by disconnecting his or her telephone or other means of communication unless he or she has first obtained the express consent of the chairperson;

     14.4 shall (for the purposes of this constitution) be conclusively presumed to have been physically present and to have formed part of the quorum at all times during the meeting unless he or she has first obtained the express consent of the chairperson of the meeting to leave the meeting as set out above. Neither the meeting, nor any business conducted at the meeting, shall be invalidated if a director does leave a meeting conducted in this manner without the express consent of the chairperson.

15   Meeting adjourned if no quorum

     If a quorum is not present within 30 minutes after the time appointed for a meeting of the Board, the meeting will be adjourned automatically until the following working day at the same time and place. If at the adjourned
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          Constitution Of Telecom Corporation Of New Zealand Limited
                               (Eighth Schedule)
---------------------------------------------------------------------------- 101

     meeting a quorum is not present within 30 minutes after the time appointed for the meeting, the directors present will constitute a quorum.

     TELECONFERENCE MEETINGS

16   Teleconference meeting

     For the purpose of this constitution the contemporaneous linking together by telephone or other means of instantaneous audio (or audio and visual) communication of a number of the directors not less than the quorum provided in clause 13, together with a person acting as secretary (who may be one of the directors), whether or not any one or more of the directors or the Secretary is out of New Zealand, shall be deemed to constitute a meeting of the Board and all the provisions in this constitution as to meetings of the Board shall apply to such meetings so long as the following conditions are met:

     16.1 all the directors shall be entitled to notice of a meeting by telephone or other means of communication and to be linked by telephone or such other means for the purposes of such meeting. Notice of any such meeting may be given on the telephone or by other means of communication;

     16.2 each of the directors taking part in the meeting by telephone or other means of communication and the secretary must throughout the meeting be able to hear each of the other directors taking part;

     16.3 at the commencement of the meeting each director must acknowledge his or her presence for the purpose of a meeting of the Board to all the other directors taking part.

17   Restriction on leaving teleconference

     A director may not leave a meeting conducted pursuant to clause 16 by disconnecting his or her telephone or other means of communication unless he or she has first obtained the express consent of the chairperson of the meeting. A director shall for the purposes of this constitution be conclusively presumed to have been present and to have formed part of the quorum at all times during the meeting by telephone or other means of communication unless he or she first obtained the express consent of the chairperson of the meeting to leave the meeting as set out above. Neither the meeting nor any business conducted at the meeting shall be invalidated if a director does leave a meeting conducted pursuant to this clause without the express consent of the chairperson.
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          Constitution Of Telecom Corporation Of New Zealand Limited
                               (Eighth Schedule)                           102
     ---------------------------------------------------------------------

18   Minutes at teleconference

     A minute of the proceedings at such a meeting by telephone or other means of communication shall be sufficient evidence of such proceedings and of the observance of all necessary formalities if certified as a correct minute by the chairperson and by the secretary of the meeting.

     CHAIRPERSON

19   Chairperson to chair meetings

     The chairperson of the Board or in his or her absence the deputy chairperson (if any) will chair all meetings of the Board.

20 Directors may elect chairperson of meeting if chairperson of Board is not present

     If no chairperson is elected, or if at a meeting of the Board neither the chairperson nor the deputy chairperson (if any) is present within 15 minutes after the time appointed for the commencement of the meeting, then the directors present may elect one of their number to be chairperson of the meeting.

     VOTING

21   Voting on resolutions

     Subject to clause 22, each director has one vote. However, a director must not vote where that director is not permitted to vote by the Rules or this constitution. A resolution of the Board is passed if it is agreed to by all directors present without dissent or if a majority of the votes cast on it are in favour of it. A director present at a meeting of the Board may abstain from voting on a resolution, and any director who abstains from voting on a resolution will not be treated as having voted in favour of it for the purposes of the Act.

22   Chairperson shall not have a casting vote

     The chairperson shall not have a casting vote.

     MINUTES

23   Board must keep minutes of proceedings

     The Board must ensure that minutes are kept of all proceedings of meetings of the Board and that a record is kept of all written resolutions of directors. Minutes which have been signed correct by the chairperson of
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          Constitution Of Telecom Corporation Of New Zealand Limited
                               (Eighth Schedule)
---------------------------------------------------------------------------- 103

     the meeting are evidence of the proceedings at the meeting unless they are shown to be inaccurate.

     OTHER PROCEEDINGS

24   Board may regulate other proceedings

     Except as set out in this Schedule, the Board may regulate its own procedure.

          Constitution of Telecom Corporation of New Zealand Limited
                               (Ninth Schedule)
---------------------------------------------------------------------------- 104

                                NINTH SCHEDULE
                                  PROXY FORM


                       Annual Meeting [date], at [time]



Admission Card

[address]

If you propose TO ATTEND the Annual Meeting:
Bring this Admission Card, Proxy Form and Voting Instructions/Ballot Paper intact.

If you do NOT propose to ATTEND the Annual Meeting but wish to be represented by proxy:
Complete and sign the Proxy and Voting Instruction section below, detach this Admission Card and fold the form as indicated, seal and mail it to the Company.





                                                 Shareholder Number



Proxy Form [(                 )]

I/We                                             Shareholder Number

                                                 No. of Voting Securities
being a shareholder/shareholders of Telecom
Corporation of New Zealand Limited


appoint __________________________________ of ______________________________
               (full name of proxy)                   (full address)


or failing that person __________________________ of ___________________________
                          (full name of proxy)             (full address)


as my/our proxy to vote for me/us on my/our behalf at the Annual Meeting of the Company to be held on [date], at [time], and at any adjournment of that meeting

          Constitution of Telecom Corporation of New Zealand Limited
                               (Ninth Schedule)                            105
     ---------------------------------------------------------------------

Voting Instructions/Ballot Paper

This part of the form can either be used as voting instructions for a proxy or as a ballot paper at the meeting (if a ballot is called).


This form is to be used to vote as follows on the following resolutions:

Ordinary Business                                       Tick (X) in  box to vote

1    To re-elect the following directors:                    FOR     AGAINST
                                                           _______   _______
     [         ]
                                                           _______   _______
                                                           _______   _______
     [         ]
                                                           _______   _______
                                                           _______   _______
     [         ]
                                                           _______   _______

3    To authorise the directors to fix the remuneration of the Auditors.

     and to vote on any resolutions to amend any of the resolutions, on any resolution so amended and on any other resolution proposed at the Annual Meeting (or any adjournment thereof) so as to give effect to my/our intention as set out above or, in the event I/We have not expressed any intention or the intention is unclear (in my/our proxy's sole opinion) as my/our proxy sees fit.

Signed this _______________________ day of ______________________________[year]

Signature(s) __________________________________________________________________


1 A shareholder of the Company who is entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him/her. A proxy need not be a shareholder of the Company.

2 Proxies must be received at the office of the Company's Share Registrar, [ ] no later than 48 hours before the time of the meeting.

3 A proxy granted by a company must be signed by a duly authorised officer or attorney.

4    Joint holders must all sign the form.

5 Persons who sign on behalf of a company must be acting with the company's express or implied authority,

6 When the form of proxy is signed by an attorney, the Power of Attorney under which it is signed, if not previously produced to the Company and a completed certificate of non-revocation of authority, must accompany the proxy form.

7    The Chairman of the meeting, [        ] is willing to act as proxy for any
     shareholder who may wish to appoint him for that purpose.